SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a)

of the Securities Exchange Act of 1934

Filed by the Registrant [ ]

Filed by a Party other than the Registrant [x]

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[ ] Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

[ ] Definitive Proxy Statement

[ ] Definitive Additional Materials

[ ] Soliciting Material Under Rule 14a-12

Imation Corp.

(Name of Registrant as Specified In Its Charter)

Clinton Relational Opportunity Master Fund, L.P.

Clinton Relational Opportunity, LLC

Clinton Group, Inc.

GEH Capital, Inc.

George E. Hall

Joseph A. De Perio

Robert B. Fernander

Barry L. Kasoff

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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PRELIMINARY COPY SUBJECT TO COMPLETION

DATED APRIL [●], 2015

IMATION CORP.

__________________________

PROXY STATEMENT

OF

CLINTON RELATIONAL OPPORTUNITY MASTER FUND, L.P.

_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED GOLD PROXY CARD TODAY

This Proxy Statement and the enclosed GOLD proxy card are being furnished by Clinton Relational Opportunity Master Fund, L.P. (“CREL”), Clinton Relational Opportunity, LLC (“CRO”), Clinton Group, Inc. (“CGI” or “Clinton Group”), GEH Capital, Inc. (“GEHC”), Mr. George E. Hall (“Mr. Hall” and together with CREL, CGI, GEHC and CRO, “Clinton”, “Clinton Parties”, “we” or “us”) and their nominees listed below in connection with the solicitation of proxies (the “Proxy Solicitation”) from the stockholders of Imation Corp. (“Imation” or the “Company”).

For the reasons set forth in this Proxy Statement, we believe the Company can better maximize value for all stockholders of Imation. Accordingly, we are seeking to change the composition of the current board of directors of the Company (the “Board”). We are seeking your support at the upcoming annual meeting of stockholders (the “Annual Meeting”) to be held on Wednesday, May 20, 2015, at 1:00 p.m., local time, at the Lake Elmo Inn Event Center, 3712 Layton Ave N., Lake Elmo, MN 55042 as set forth in the Company’s revised proxy statement filed on Schedule 14A in connection with the Annual Meeting (the “Company’s Proxy Statement”), with respect to the following (each, a “Proposal” and collectively, the “Proposals”):

1.	To elect Clinton’s slate of three director nominees, Joseph A. De Perio, Robert B. Fernander and Barry L. Kasoff (the “Nominees”), to serve as Class I directors on the Board until the 2018 annual meeting of stockholders and until their respective successors are duly elected and qualified, in opposition to the Company’s director nominees;

2.	To adopt a resolution that would repeal any provision of the Bylaws of the Company, as amended as of November 7, 2013 (the “Bylaws”) in effect at the time of the Annual Meeting that was not included in the Bylaws publicly filed with the Securities and Exchange Commission (the “SEC”) on November 8, 2013 and is inconsistent with or disadvantageous to the election of the Nominees (the “Bylaw Repeal Proposal”);

3.	To vote for the Company’s proposal to ratify the appointment of PricewaterhouseCoopers LLP (“PwC”) as the independent accounting firm for the Company for fiscal year ending December 31, 2015;

4.	To vote against the Company’s proposal to approve, on an advisory basis, the 2015 compensation of its named executive officers; and

5.	To transact such other business as may properly be brought before the Annual Meeting or any adjournment thereof.

If the Company, in response to Clinton’s nomination of directors and the filing of this Proxy Statement, makes any changes to its Board, nominates individuals not on its current Board, amends the Bylaws, submits stockholder proposals, or takes any other action pertinent to the concerns Clinton has expressed about the Company, Clinton specifically reserves the right to amend this Proxy Statement, including by substituting and/or increasing the number of its director nominees, proposing additional amendments to the Bylaws and/or submitting stockholder proposals.

The Board is currently composed of six directors divided into three classes. The members of each class are generally elected to serve three-year terms with the term of office of each class ending in successive years. Each of the Class I director’s terms is expiring at the Annual Meeting. Through this Proxy Statement and enclosed GOLD proxy card, we are soliciting proxies to elect the Nominees to serve as Class I directors, who, if elected, would constitute half of the Board members. The names, backgrounds and qualifications of the Company’s nominees, and other information about them, can be found in the Company’s Proxy Statement. There is no assurance that any of the Company’s nominees will serve as directors if any or all of our Nominees are elected.

The Company has set the record date for determining stockholders entitled to notice of and to vote at the Annual Meeting (the “Record Date”) as March 23, 2015.  Stockholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting.  The mailing address of the principal executive offices of the Company is 1 Imation Way, Oakdale, Minnesota 55128.  As of the Record Date, there were 42,825,195 shares of common stock, par value $0.01 per share (the “Common Stock”) outstanding, as reported in the Company’s Proxy Statement. As of the Record Date, Clinton and the Nominees (collectively, the “Participants”) beneficially owned 1,408,076 shares of Common Stock, which represents approximately 3.3% of the outstanding Common Stock.

We intend to vote such shares of Common Stock FOR the election of the Nominees to serve as Class I directors, FOR the Bylaw Repeal Proposal, FOR the ratification of the appointment of PwC as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2015 and AGAINST the advisory vote on approving executive compensation, in each case as described herein.

This proxy statement and GOLD proxy card are first being mailed or given to the Company’s stockholders on or about [ ], 2015.

THIS PROXY SOLICITATION IS BEING MADE BY THE PARTICIPANTS AND NOT ON BEHALF OF THE BOARD OR MANAGEMENT OF THE COMPANY OR ANY OTHER THIRD PARTY.  THE PARTICIPANTS ARE NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING OTHER THAN AS DESCRIBED HEREIN.  SHOULD OTHER MATTERS, WHICH THE PARTICIPANTS ARE NOT AWARE OF A REASONABLE TIME BEFORE THE DATE OF THIS PROXY STATEMENT, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED GOLD PROXY CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

CLINTON URGES YOU TO SIGN, DATE AND RETURN THE GOLD PROXY CARD IN FAVOR OF THE ELECTION OF ITS NOMINEES AND THE OTHER PROPOSALS (OTHER THAN PROPOSAL 4).

IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY MANAGEMENT OF THE COMPANY, YOU MAY REVOKE THAT PROXY AND VOTE FOR THE ELECTION OF THE NOMINEES TO SERVE AS CLASS I DIRECTORS, FOR THE BYLAW REPEAL PROPOSAL, FOR THE RATIFICATION OF THE APPOINTMENT OF PWC AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2015 AND AGAINST THE ADVISORY VOTE ON APPROVING EXECUTIVE COMPENSATION, BY SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD.  THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS.  ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING TO CLINTON RELATIONAL OPPORTUNITY MASTER FUND, L.P., C/O OKAPI PARTNERS LLC, 437 MADISON AVENUE, 28TH FLOOR, NEW YORK, NEW YORK 10022, WHICH IS ASSISTING IN THIS PROXY SOLICITATION, OR TO THE SECRETARY OF THE COMPANY, VOTING BY TELEPHONE OR THE INTERNET ON A DATE AFTER YOUR PRIOR TELEPHONE OR INTERNET VOTE, ATTENDING THE ANNUAL MEETING AND WITHDRAWING YOUR PROXY OR BY VOTING IN PERSON AT THE ANNUAL MEETING.

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IMPORTANT

PLEASE READ THIS CAREFULLY

If your shares of Common Stock are registered in your own name, please vote today by signing, dating and returning the enclosed GOLD proxy card in the postage-paid envelope provided.

If you hold your shares of Common Stock in “street” name with a bank, broker firm, dealer, trust company or other nominee, only that nominee can exercise the right to vote with respect to the shares of Common Stock that you beneficially own through such nominee and only upon receipt of your specific instructions. Accordingly, it is critical that you promptly give instructions to your bank, broker firm, dealer, trust company or other nominee to vote in favor of the election of the Nominees and the other Proposals (other than Proposal 4). Please follow the instructions to proxy provided on the enclosed GOLD proxy card. If your bank, broker firm, dealer, trust company or other nominee provides for proxy instructions to be delivered to them by telephone or Internet, instructions will be included on the enclosed GOLD proxy card. We urge you to confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions to Clinton Relational Opportunity Master Fund, L.P., c/o Okapi Partners LLC, 437 Madison Avenue, 28th Floor, New York, New York 10022, so that we will be aware of all instructions given and can attempt to ensure that such instructions are followed.

Execution and delivery of a proxy by a record holder of shares of Common Stock will be presumed to be a proxy with respect to all shares held by such record holder unless the proxy specifies otherwise.

Only holders of record of shares of Common Stock as of the close of business on the Record Date will be entitled to vote on the Proposals. If you are a stockholder of record as of the close of business on the Record Date, you will retain your right to vote even if you sell your shares of Common Stock after the Record Date.

If your shares are held in the name of a brokerage firm, and the brokerage firm has not received voting instructions from the beneficial owner of the shares with respect to that proposal, the brokerage firm cannot vote the shares on that proposal unless it is a “routine” matter. This is referred to as a “broker non-vote.” Under the rules and interpretations of the New York Stock Exchange (“NYSE”), there are no “routine” proposals in a contested proxy solicitation. Because Clinton has initiated a contested proxy solicitation, there will be no “routine” matters at the Annual Meeting for any broker accounts that are provided with proxy materials by Clinton. We urge you to confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions to Clinton Relational Opportunity Master Fund, L.P., c/o Okapi Partners LLC, 437 Madison Avenue, 28th Floor, New York, New York 10022, so that we will be aware of all instructions given and can attempt to ensure that such instructions are followed.

If you have any questions regarding your GOLD proxy card or need assistance in executing your proxy, please contact Okapi Partners LLC at (212) 297-0720 or Toll-Free at (855) 305-0857.

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INFORMATION ON THE PARTICIPANTS

This Proxy Solicitation is being made by CREL, a Cayman Islands exempted limited partnership; CRO, a Delaware limited liability company, which serves as the investment manager to CREL; CGI, a Delaware corporation, which serves as the sole member of CRO; GEHC, a Delaware corporation; Mr. Hall, a United States citizen, who serves as Chief Executive Officer (“CEO”) of CGI; and each of the Nominees, Joseph A. De Perio, Robert B. Fernander and Barry L. Kasoff.

The principal business of each of CGI and CRO is to provide investment management services to private individuals and institutions. The principal business of CREL and GEHC is to invest in securities. The principal business of Mr. Hall is to serve as CEO of CGI. The principal business of each Nominee is disclosed in the section titled “PROPOSAL 1 – ELECTION OF DIRECTORS” on page [ ].

The principal business address of CRO, CGI, GEHC and Mr. Hall is 601 Lexington Avenue, 51st Floor, New York, New York 10022. The principal business address of CREL is c/o Credit Suisse Administration Services (Cayman) Ltd., Grand Pavilion Commercial Centre, 802 West Bay Road, Georgetown, Grand Cayman, Cayman Islands, BWI, KY1-1104. The principal business address of each Nominee is disclosed in the section titled “PROPOSAL 1 – ELECTION OF DIRECTORS” on page [ ].

As of the date of this filing, the Participants beneficially own an aggregate of 1,608,144 shares of Common Stock, constituting approximately 3.8% of the shares of Common Stock outstanding, as follows: (a) 711,993 shares of Common Stock are beneficially owned (as such term is defined in Rule 13d-3 under the Securities Exchange Act of 1934 (the “Exchange Act”)) by CREL (which includes 1,000 shares of Common Stock held in record name); (b) 711,993 shares of Common Stock may be deemed to be beneficially owned by CRO, by virtue of an investment management agreement with CREL; (c) 529,184 shares of Common Stock are held in a mutual fund portfolio with which CGI has a sub-advisory agreement (“CASF”); (d) 295,464 shares of Common Stock are held by a mutual fund portfolio with which CGI has a sub-advisory agreement (“WKCAX”); (e) 71,503 shares of Common Stock may be deemed to be beneficially owned by GEHC; (f) 1,536,641 shares of Common Stock may be deemed to be beneficially owned by CGI by virtue of (i) being the sole member of CRO and (ii) its relationship as sub-advisor to each of CASF and WKCAX; and (g) 1,608,144 shares of Common Stock may be deemed to be beneficially owned by Mr. Hall by virtue of his direct and indirect control of CREL, CRO, CGI and GEHC. Please see Annex I for all transactions in Common Stock effectuated by the Participants during the past two years.

The shares of Common Stock may be held by CREL and GEHC in commingled margin accounts, which may extend margin credit to such parties from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Stock reported herein.

CGI has entered into sub-advisory agreements that govern a portion of each of CASF and WKCAX. Pursuant to such sub-advisory agreements, neither CASF nor WKCAX directly or indirectly controls, nor is controlled by, nor is under common control with, any of the Clinton Parties, and thus neither qualify as an affiliate or associate of any of the Clinton Parties.

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Except as set forth in this Proxy Statement (including the Annexes hereto), (i) during the past ten years, no Participant has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no Participant directly or indirectly beneficially owns any securities of Imation; (iii) no Participant owns any securities of Imation which are owned of record but not beneficially; (iv) no Participant has purchased or sold any securities of Imation during the past two years; (v) no part of the purchase price or market value of the securities of Imation owned by any Participant is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no Participant is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of Imation, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any Participant owns beneficially, directly or indirectly, any securities of Imation; (viii) no Participant owns beneficially, directly or indirectly, any securities of any parent or subsidiary of Imation; (ix) no Participant or any of his or its associates was a party to any transaction, or series of similar transactions, since the beginning of Imation’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which Imation or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no Participant or any of his or its associates has any arrangement or understanding with any person with respect to any future employment by Imation or its affiliates, or with respect to any future transactions to which Imation or any of its affiliates will or may be a party; and (xi) no person, including any of the Participants, who is a party to an arrangement or understanding pursuant to which the Nominees are proposed to be elected has a substantial interest, direct or indirect, by security holdings or otherwise in any matter to be acted on as set forth in this proxy statement. There are no material proceedings to which any Participant or any of his or its associates is a party adverse to Imation or any of its subsidiaries or has a material interest adverse to Imation or any of its subsidiaries. With respect to each of the Participants, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past ten years.

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REASONS FOR OUR SOLICITATION

We believe there is a compelling opportunity to turnaround the Company and a chance to create significant stockholder value in the future.[1] We believe a company operating in data storage with a strong management team and an unwavering view towards sound execution at each business segment can generate significant profits and cash flow, and, in turn, attractive equity returns to its stockholders.[2]

We are soliciting the support of our fellow stockholders to put in place a Board that is better suited, in our view, to hire an executive management team, if needed, and oversee the strategy of the Company. The Nominees collectively have decades of experience in data storage, big data, analytics, virtualized storage and compute, storage area networks, network attached storage, operations, restructuring, private equity, investment management, financial management and public company stewardship. We believe the Nominees’ unique combination of experience and skills would assist the Company in defining a business plan and strategy that better exploits the Company’s assets.

Since the Company became an independent entity in a spinoff from 3M Co. on July 1, 1996, the stock price of Imation is down (86.9%).[3] Compared to the indices listed in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, filed with the SEC on March 16, 2015 (the “2014 10-K”), the performance of the S&P Midcap 400 Index, S&P Small Cap 600 Index and ArcaEx Tech 100 Index for the comparable period is a positive 650.6%, 490.7% and 918.6%, respectively.

Since Mark E. Lucas was named President and CEO on March 18, 2010, the stock price of Imation is down (69.9%), or a negative compound annual decline rate of (22.4%).3 During the same period, the performance of the Company’s peer group of companies listed in the Company’s proxy statement in connection with the 2013 annual meeting of stockholders, filed with the SEC on March 27, 2013 (the “2013 Proxy Statement”), and the Company’s proxy statement in connection with the 2014 annual meeting of stockholders, filed with the SEC on March 26, 2014 (the “2014 Proxy Statement”) is a positive 64.6%, or positive compound annual growth rate of 11.1%.[4] During the same period, the performance of the Company’s peer group of companies listed in the Company’s Proxy Statement is a positive 26.9%, or positive compound annual growth rate of 5.2%.4,[5] Compared to the indices listed in the Company’s 2014 10-K, the performance of the S&P Midcap 400 Index, S&P Small Cap 600 Index and ArcaEx Tech 100 Index for the comparable period are a positive 89.3%, 93.7%, and 121.9%, respectively.3

[1] The Company’s current enterprise value is $44.6 million as per CapitalIQ, calculated with financial metrics and the outstanding shares listed in the Company’s Quarterly Report filed on Form 10-Q for the period ended September 30, 2014, filed with the SEC on November 10, 2014 (the “November 10-Q”) and the stock price on December 12, 2014, the trading day preceding the public release of the current plan of the Participants. An enterprise value of $44.6 million is low given (i) the historical value of Imation’s acquired businesses and (ii) tangible book value. We believe that under better leadership the Company can reverse its trend of negative operating losses and produce annual net income. We believe that a company in the technology space with positive net income will trade at a valuation far superior to the Company’s current implied valuation.

[2] As noted in the fourth paragraph of this section, the stock prices of the Company’s proxy peers have performed well on an absolute and comparative basis to Imation. The median 2014 operating income margin for the Company’s proxy peers in the 2013 Proxy Statement and 2014 Proxy Statement was 9.7%. The median 2014 operating income margin for the Company’s proxy peers in the Company’s Proxy Statement was 1.6%. We believe that the Company can perform to at least the median of its proxy peer group.

[3] Source: Bloomberg. Period ends on December 12, 2014, the trading day preceding the public release of the current plan of the Participants. Any increase in the stock price following the Participants' public announcement may have resulted from other factors in addition to such public announcement.

[4] Source: Capital IQ. Period ends on December 12, 2014, the trading day preceding the public release of the current plan of the Participants. Peer group returns are calculated as a market-weighted index, adjusted for dividends.

[5] The Company disclosed in the Company’s Proxy Statement that in August 2014 and in February 2015, the Company made revisions to its peer group of companies.

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According to the International Data Corporation, the digital universe, as defined by the global volume of data created and duplicated on an annual basis, grew from 1.2 zettabytes in 2010 to 4.4 zettabytes in 2013, an increase of 266%, or a compound annual growth rate of 54%.

A Historical Context

The aforementioned performance is starkly inferior to the Company’s stated peers and stated relevant indices, so it would be helpful to provide some historical context and recap the strategies adopted and executed by the Board and management.

Bruce Henderson was named the CEO of Imation in May 2004. At the Company’s Analyst and Investor Forum in 2005, the Company stated that it had the “broadest product portfolio of removable data storage media”[6] with offerings that “span magnetic, optical, solid state flash and removal hard drives – the four pillars of storage.”6 On January 19, 2006, Imation announced its agreement to acquire Memorex International, Inc., a leader in recordable CDs and DVDs, for an all cash transaction price of $330 million. At the time, Mr. Henderson remarked, “we are creating a new global powerhouse in the data storage industry.”[7] On April 2, 2007, Mr. Henderson resigned from his role as Chairman of the Board and CEO due to significant health issues, as disclosed in the Company’s Current Report on Form 8-K, filed with the SEC on April 2, 2007. Frank Russomanno, then Executive Vice President and Chief Operating Officer, was named President and CEO. On April 13, 2007, Imation announced that Mark E. Lucas was joining the Board. Mr. Lucas was added to the Board for his “valuable perspective to Imation as [the Company] strengthens its brand portfolio.”[8] On April 19, 2007, Imation announced an agreement to acquire the TDK brand world-wide recording media business for $300 million in a combination of Imation Common Stock and cash. At the time, Mr. Russomanno remarked, “Imation is bringing the well-known TDK brand into our growing portfolio of strong consumer brands as well as adding the highly respected TDK brand recording media products to our commercial and consumer product portfolio.”[9]

Facing poor stock price performance as evidenced by an annual decline of (53.8%) and (33.6%) in the years ended 2007 and 2008, respectively, [10] and facing a secular decline in its existing markets of focus, Imation announced the hiring of Mr. Lucas as President and Chief Operating Officer on February 17, 2009. In addition to the transition in executive leadership invoked by the Board, Imation transitioned its strategy toward the “fast and growing and evolving consumer storage and product arena.”[11] In his then new role, Mr. Lucas was tasked with the responsibility of providing leadership to Imation’s global commercial and consumer operations. At the time, Mr. Lucas was most recently the Chairman and CEO of Geneva Watch Group, a privately held company that is a leading designer, manufacturer and distributor of watches, pens and clocks under both its own brand and licensed brands, from November 2005 through August 2008. Prior to that, Mr. Lucas was President and CEO of Altec Lansing Technologies from June 2001 to August 2005.[12] At the time of Mr. Lucas’ appointment, then CEO and President, Mr. Russommano, remarked, “We’re pleased to add someone with Mark’s experience in global retail brands, multi-channel sales, planning and supply chain management to our leadership team.”12

[6] Source: Press release entitled “Imation Outlines ‘Four Pillars of Storage’ Strategy at Analyst and Investor Forum,” dated November 15, 2005.

[7] Source: Press release entitled “Imation to Acquire Memorex,” dated January 19, 2006, filed as Exhibit 99.2 to the Company’s Current Report on Form 8-K, filed with the SEC on January 20, 2006.

[8] Source: Press release entitled “Mark Lucas Named to Imation Board,” dated April 13, 2007, filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed with the SEC on April 13, 2007.

[9] Source: Press release entitled “Imation and TDK Agree to Imation’s Acquisition of TDK Brand” dated April 19, 2007, filed as Exhibit 99.2 to the Company’s Current Report on Form 8-K, filed with the SEC on April 19, 2007.

[10] Source: Bloomberg.

[11] Source: Press release entitled “Imation Strategy Focuses on Transformation to Brand and Product Management Company,” dated May 22, 2007, filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed with the SEC on May 22, 2007 (emphasis added).

[12] Source: Press release entitled “Imation Names Mark E. Lucas President and Chief Operating Officer,” dated February 17, 2009, filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed with the SEC on February 17, 2009.

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Facing poor stock price performance as evidenced by an annual decline of (33.6%) and (35.7%) in the years ended 2008 and 2009, respectively,10 and facing a secular decline in the commercial storage tape market and in its optical media products, Imation’s Board sought change in executive leadership and promoted Mr. Lucas to the role of President and CEO on March 18, 2010. At the time, then Chairperson, Linda Hart, remarked, “Mark initiated efforts to improve critical processes such as product life-cycle management, which helps shorten time to market and helps maximize profitability for new products. His focus on global operational excellence has included the sourcing, demand and supply planning, and order management functions. He brings significant experience in consumer packaged brands, electronics, and data storage businesses in both business and retail channels.”[13]

On February 1, 2011, after 11 months into Mr. Lucas’ tenure as CEO, Imation announced a significant shift in its strategic direction with its press release entitled, “Imation Unveils Strategic Direction as Technology Company Focused on Growth Opportunities in Data Storage, Protection and Connectivity.”[14] In summary, the paradigm shift in strategic direction was away from consumer storage and consumer products to technology-driven data storage. The strategy articulated in the press release on that day is currently the strategy espoused by the Board and the executive team.[15] The current plan also includes capital allocation through R&D and acquisitions in four core product technology areas: secure storage, scalable storage, wireless/connectivity and magnetic tape. Ironically, the strategy shift was away from the comfort zone of the consumer, retail brand and multi-channel sales experience possessed by Mr. Lucas and towards investment in a highly competitive industry where large multi-national technology companies and experienced venture capital investors operate. At the time of the press release, Mr. Lucas remarked, “we are well positioned and plan to invest to capitalize on opportunities in large and growing markets.” [14]

At the time of the strategy unveiling in February 2011, Mr. Lucas also previewed to stockholders a continued era of capital allocation and investment. Mr. Lucas remarked, “[n]ow, with $305 million in cash and a clear vision, we are ready to begin strategic actions geared to building long-term value for shareholders, employees and customers.”14 Since the onset of his tenure as CEO, Mr. Lucas led five acquisitions for a total of $174 million including:

•	Nexsan Corporation for a purchase price of $118.5 million in December 2012
•	Data Storage Business of IronKey Systems Inc. (“IronKey”) for $19.0 million in October 2011
•	Assets of MXI Security for $33.7 million in June 2011
•	Encryptx for $2.3 million in February 2011
•	Assets of ProStor Systems, Inc. for $0.5 million in August 2011

A Look Closer at the Nexsan Acquisition

Founded in 2000 and based in Thousand Oaks, California, Nexsan Corporation (“Nexsan”) is a provider of disk-based and hybrid disk-and-solid state storage systems. According to www.crunchbase.com, Nexsan was funded in two separate rounds by four venture capital investors, RRE Ventures LLC, Beechtree Capital, LLC, VantagePoint Capital Partners and Fonds de solidarité FTW for a total amount of $24.5 million. In each of the years from 2008 to 2011, Nexsan filed a Form S-1 or S-1/A with the SEC with the intent to conduct an initial public offering. In March and April 2010,

[13] Source: Press release entitled “Frank Russomanno to Retire as Imation Vice Chairman and CEO; President and COO Mark Lucas Named as Successor,” dated March 18, 2010, filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed with the SEC on March 18, 2010.

[14] Source: Press release entitled “Imation Unveils Strategic Direction as Technology Company Focused on Growth opportunities in Data Storage, Protection and Connectivity,” dated February 1, 2011, filed as Exhibit 99.2 to the Company’s Current Report on Form 8-K, filed with the SEC on February 1, 2011 (emphasis added).

[15] In Imation’s 2014 Form 10-K, the Company states: “In 2011, the Company embarked on a strategic transformation to leverage Imation’s global footprint and deep roots in data storage to become a leading player in data storage and security solutions. During this evolution, we began executing on our strategic plan by exiting certain businesses and targeted the expansion of others. We are also reducing legacy operating costs across the organization in order to operate as a smaller company with more focused product lines and streamlined core operational processes.”

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Nexsan launched and subsequently pulled its $55 million initial public offering, citing weak market conditions. In Nexsan’s Form S-1 filed with the SEC on March 9, 2011, the company disclosed $75.0 million in revenue for 2010.

On January 2, 2013, Imation completed the acquisition of Nexsan for a total consideration of $118.5 million, including $105 million in cash. Based on conversations with ex-executives of Nexsan and a review of public information, we do not believe the venture capital owners of Nexsan conducted an auction process of the company. The market response to the acquisition was negative as the common stock of Imation plummeted (9.2)% the day the acquisition was announced, and subsequently declined (23.5)% in the subsequent twenty trading days from announcement. [16] Then CFO, Paul Zeller, postulated a reason for the investor response: “there are some shareholders who would prefer to see us return the cash to them through dividends or share buybacks, and they’ve seen us instead invest for growth. So some shareholders won’t be happy with us, while others will.”[17]

At the time of the announcement, Mr. Lucas noted “Imation’s acquisition of Nexsan is an exciting next step in our strategic transformation, which includes investing in growth platforms in data storage and security solutions, where we are targeting markets with strong growth rates.”[18] At the time of the announcement of the transaction, then CFO, Paul Zeller remarked, “they’re a healthy, growing company.”[19] In 2013, the first full year of Imation’s ownership of Nexsan, revenue was $71.7 million,[20] a decline of $10.3 million or (12.6)% compared to 2012.[21] During the year, the executive team made the following remarks:

•	“On a pro forma basis Nexsan revenues grew double-digits as we benefited from market share growth as well as initial benefits from leveraging Imation’s global footprint. This growth occurred in all 3 main product platforms: NST, E-Series and Assureon.” (Paul Zeller, Q1 2013 Earnings Call dated May 1, 2013)
•	“Tiered Storage and Security saw revenues increase almost 6% in the quarter. Nexsan shows first half growth and continues to bring new products to market such as their recently launched Nexsan Assureon secure automated archive solution.” (Mark Lucas, Q2 2013 Earnings Call dated July 13, 2013)
•	“The Nexsan business saw some weakness in [Original Equipment Manufacturer (“OEM”)] revenues due to a short term disruption of one of our major OEMs. And as other storage solutions providers have said, there was some market place sluggishness in Q3 with certain customers delaying their purchasing orders.” (Mark Lucas, Q3 2013 Earnings Call dated October 30, 2013)

In 2014, Imation did not disclose standalone Nexsan revenues. However, revenue for the Company’s Storage and Security Solutions segment (of which Nexsan comprises over a majority), totaled $122.6 million, a decline of $8.9 million or (6.8)% compared to 2013. During the year, the executive team made the following remarks:

•	“Storage and Security Solutions, however, also declined by 23% or $8.2 million. Our revenues were impacted by general softness in IT spending. We had fewer larger deals, especially compared to the first

[16] Source: Bloomberg

[17] Source: Minnesota Star Tribune report entitled “Imation Buys Data Company Nexsan,” dated January 2, 2013.

[18] Source: Press release entitled “Imation Acquires Nexsan Corporation,” dated January 2, 2013 (emphasis added).

[19] Source: Minnesota Star Tribune report entitled “Imation Buys Data Company Nexsan,” dated January 2, 2013 (emphasis added).

[20] Source: The unaudited supplemental pro forma financial information, giving effect to the combination as if the acquisition of Nexsan had occurred on January 1, 2011, contained in Note 4 - Acquisitions and Divestitures found on page 53 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, filed with the SEC on March 13, 2014 (the “2013 10-K”) and the net revenue table found on page 23 of the 2013 10-K. - Nexsan revenue for 2013 was $71.7 million as disclosed on page 23 of the 2013 10-K.

[21] Nexsan revenue for 2013 was $71.7 million as disclosed on page 23 of the 2013 10-K. The unaudited supplemental pro forma net revenue, giving effect to the combination as if the acquisition of Nexsan had occurred on January 1, 2011, found on page 53 of the 2013 10-K, was $1,088.7 million for 2012. The actual net revenue for Imation, found on page 23 of the 2013 10-K, was $1,006.7 million for 2012. Therefore, Nexsan revenue was $82.0 million for 2012. Nexsan was acquired on December 31, 2012, and therefore, revenue has declined in the years following the Company's ownership.

9

quarter of 2013 and saw some continuing softness in Fed business.” (Mark Lucas, Q1 2014 Earnings Call on April 30, 2014)

•	“Actually the growth is pretty well uniformly spread across products and geographies, which is really encouraging. It’s not like we have one hot spot. It’s growing everywhere. I would say the Nexsan product portfolio attributes to the majority of the growth in that segment.” (Mark Lucas, Q2 2014 Earnings Call on July 31, 2014)
•	“While Nexsan is not yet achieving its anticipated growth rate, we know that customers are faced with managing an ever-growing amount of data.” (Mark Lucas, Q3 2014 Earnings Call on November 4, 2014).
•	“While Nexsan revenues did not match year-ago levels, we are pleased with our sequential growth here and we are confident this will lead to year-over-year revenue gains in the future.” (Scott Robinson, Q3 2014 Earnings Call on November 4, 2014)

In the years preceding Imation’s ownership, Nexsan had a loss from continuing operations of ($9.4) and ($3.7) million in 2011 and 2012, respectively. At the time of the announcement of the transaction, then CFO, Paul Zeller remarked, “Nexsan is already generating positive cash flow, and we expect to enhance that. Nexsan will improve our results in terms of top-line trajectory and profitability.”19 At the same time, Mr. Lucas remarked, “the combination of Nexsan’s products, technologies, and talented teams with Imation’s global reach and infrastructure will be an excellent accelerator for our growth strategy in storage solutions,” indicating that Imation’s existing sales infrastructure would be capable of enhancing the growth of Nexsan. Today, we do not have any visibility into Nexsan’s gross margin performance or its negative contribution to losses from continuing operations. However, Imation added $35.1 million and $11.3 million in Selling, General and Administrative expense (“SG&A”) in 2013 and 2014, respectively. We believe the substantive portion of these expenses were related to Nexsan and put in place to attempt to restore the growth trajectory. During this period, the executive team made the following remarks:

•	“Well, we have recruiters and both internally, externally working right now where we are looking at expanding the domestic sales force.” (Scott Robinson, Q1 2014 Earnings Call on April 30, 2014)
•	“In late 2013, we started investing in Nexsan by aggressively hiring technical support and sales talent, introducing new products and promoting Nexsan solutions globally.” (Mark Lucas, Q4 2013 Earnings Call on February 7, 2014)
•	“As we said previously, since we purchased Nexsan just a year ago, we have started investing in sales and channel initiatives. Specifically in this first quarter, we hired over 30 new sales, engineering and support professionals including new sales management in key geographies.” (Mark Lucas, Q3 2014 Earnings Call on November 4, 2014).
•	“We pretty much let Nexsan operate independently through the majority of 2013 and towards the end, we worked with Philip Black to put in an investment scenario where we’re adding a lot of people across the organization which we started doing at the end of Q4 and really got into it heavily in Q1.” (Mark Lucas, Q1 2014 Earnings Call on April 30, 2014)

In summary, the acquisition of Nexsan has not been a positive outcome for stockholders, and Nexsan has not performed to both expectations and historical results. Taking into account the purchase price of $118.5 million and our estimate of continuing losses from operations of over $80 million since the acquisition, we believe the acquisition has cost Imation stockholders over $200 million with little to show as far as stock price performance or additional earnings. Furthermore, in Q3 2014, the Company incurred an impairment to goodwill totaling $35.4 million related to the acquisition of Nexsan, a deal completed less than seven quarters prior. We think the reasons for this outcome can be attributed to a Board and executive team that failed to execute. Specifically, we believe:

•	At the time the acquisition was contemplated, there was limited data storage industry experience on the Board
•	The CEO had little data storage experience to lead the identification process, due diligence process, acquisition and integration of a disk-based technology company
•	Management thought it was buying a “plug and play” company that would simply continue its historical revenue trajectory and path to profitability
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•	Imation’s executive team intended on letting Nexsan run independently for the majority of the first full year of ownership[22]
•	Imation was not able to adequately conduct due diligence on the product roadmap and near-time viability of some of Nexsan’s new deliveries such as the Assureon line
•	R&D leadership was not in place or did not work correctly at Nexsan post-acquisition to complete new product deliveries
•	Delays in product delivery created declines year over year in 2013 and 2014
•	Imation strategy to leverage its existing salesforce has not worked, and the Company has had to invest a total of over $45 million annually to its SG&A
•	Imation’s existing salesforce at the time of the acquisition did not match the “direct sales” model and “channel assist” model required for some of Nexsan’s highly configured system sales

Measuring Stock Price Performance

L. White Matthews, III was appointed to the Company’s Board on February 5, 2003. At the time, Mr. Matthews’ previous position was Executive Vice President, Chief Financial Officer (“CFO”) and director of Ecolab, Inc., a global developer of cleaning and sanitation products and services, from which he retired in 2001. At the time, the then Chairman and CEO, William Monahan, commented, “White Matthews’ addition to the Imation Board will benefit our business and shareholders with his deep strategic business and financial leadership experience.”[23] Years later, Mr. Matthews was appointed as the Company’s Non-Executive Chairman effective on May 4, 2011. At the time, President and CFO Mark E. Lucas commented, “White’s experience as a Chief Financial Officer at large public companies, combined by his corporate governance expertise and experience chairing corporate boards will benefit Imation.”[24] Mr. Matthews has presided as a director during the CEO tenure of Mr. Henderson and Mr. Russomanno and has presided as Non-Executive Chairman during the current CEO tenure of Mr. Lucas.

Since the inception of Mr. Matthews’ tenure as a member of the Board on February 5, 2003, the stock price of Imation is down (90.0%), or a negative compound annual decline rate of (17.7%).[25] During the same period, the performance of the Company’s peer group of companies listed in the Company’s 2013 Proxy Statement and 2014 Proxy Statement is a positive 166.0%, or a positive compound annual growth rate of 8.6%.[26] Compared to the indices listed in the Company’s 2014 10-K, the performance of the S&P Midcap 400 Index, S&P Small Cap 600 Index and ArcaEx Tech 100 Index for the comparable period are a positive 301.1%, 304.1%, and 379.8%, respectively.25

Since the inception of Mr. Matthews’ tenure as Non-Executive Chairman of the Board, on May 4, 2011, the stock price of Imation is down (66.3%), or a negative compound annual decline rate of (26.0%).[25] During the same period, the performance of the Company’s peer group of companies listed in the Company’s 2013 Proxy Statement and 2014 Proxy Statement is a positive 22.8%, or a positive compound annual growth rate of 5.9%.[26] During the same period, the performance of the Company’s peer group of companies listed in the Company’s Proxy Statement is a positive 12.5%, or positive compound annual growth rate of 3.3%.[26],[27] Compared to the indices listed in the Company’s 2014 10-K, the

[22] Source: Q1 2014 Earnings Call on April 30, 2014. “We pretty much let Nexsan operate independently through the majority of 2013 and towards the end, we worked with Philip Black to put in an investment scenario where we’re adding a lot of people across the organization which we started doing at the end of Q4 and really got into it heavily in Q1,” said Mr. Lucas.

[23] Source: Press release entitled “Imation Names L. White Matthews, III to Board of Directors,” dated February 5, 2003.

[24] Source: Press release entitled “Imation Announces Appointment of L. White Matthews, III, as New Non-Executive Chairman,” dated May 9, 2011.

[25] Source: Bloomberg. Period ends on December 12, 2014, the trading day preceding the public release of the current plan of the Participants.

[26] Source: Capital IQ. Period ends on December 12, 2014, the trading day preceding the public release of the current plan of the Participants. Peer group returns are calculated as a market-weighted index, adjusted for dividends.

[27] In the Company’s Proxy Statement, the Company disclosed that, in August, 2014 and in February, 2015, the Company made revisions to its peer group of companies.

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performance of the S&P Midcap 400 Index, S&P Small Cap 600 Index and ArcaEx Tech 100 Index for the comparable period are a positive 49.3%, 56.5%, and 73.5%, respectively. [25]

Since the inception of Mark E. Lucas’ tenure with the Company on April 13, 2007, the stock price of Imation is down (91.9%), or a negative compound annual decline rate of (27.9%).25 During the same period, the performance of the Company’s peer group of companies listed in the Company’s 2013 Proxy Statement and 2014 Proxy Statement is a positive 51.7%, or positive compound annual growth rate of 5.6%.26 Compared to the indices listed in the Company’s 2014 10-K, the performance of the S&P Midcap 400 Index, S&P Small Cap 600 Index and ArcaEx Tech 100 Index for the comparable period are a positive 80.9%, 73.0%, and 132.7%, respectively.25

Since Mark E. Lucas was named President and CEO on March 18, 2010, the stock price of Imation is down (69.9%), or a negative compound annual decline rate of (22.4%).25 During the same period, the performance of the Company’s peer group of companies listed in the Company’s 2013 Proxy Statement and 2014 Proxy Statement is a positive 64.6%, or positive compound annual growth rate of 11.1%.26 During the same period, the performance of the Company’s peer group of companies listed in the Company’s Proxy Statement is a positive 26.9%, or positive compound annual growth rate of 5.2%.26,27 Compared to the indices listed in the Company’s 2014 10-K, the performance of the S&P Midcap 400 Index, S&P Small Cap 600 Index and ArcaEx Tech 100 Index for the comparable period are a positive 89.3%, 93.7%, and 121.9%, respectively.25

Financial Results During the Tenure of Mark E. Lucas as CEO and President

In addition to disappointing stock price performance, the Company’s fundamental financial performance has deteriorated meaningfully since the inception of Mr. Lucas’ tenure as CEO and President on March 18, 2010 and the inception of Mr. Matthews’ tenure as the Non-Executive Chairman of the Board. For example:

•	Imation’s net revenue declined from $1.3 billion in 2010 to $729.5 million in 2014, a decline of (44.0%), or a negative annual decline rate of (13.5%);

•	The net revenue decline is stark in consideration of the five acquisitions for a total of $174 million since the beginning of 2011;

•	Net revenue per employee declined from $1.2 million in 2010 to $0.8 million in 2014, a decline of (31.3%) or a negative annual decline rate of (9.0%)

•	Gross profit declined from $212.2 million in 2010 to $138.4 million in 2014, a decline of (34.8%), or a negative annual decline rate of (10.1%);

•	SG&A as a percentage of net revenue was 13.9% in 2010 versus 23.9% in 2014, an increase of 1,000 bps;

•	R&D as a percentage of net revenue was 1.0% in 2010 versus 2.6% in 2014, an increase of 160 bps;

•	R&D expense is up 42.4% from 2010 to 2014, or a compound annual growth rate of 9.2% versus an annual revenue decline of (13.5%) for the same period;[28]

•	Total cumulative intangible impairments and goodwill impairments for the five fiscal years ended 2014 was $335.6 million or an average of $67.1 million per year;

•	Total cumulative restructuring and other expenditures for the five fiscal years ended 2014 was $118.6 million or an average of $23.7 million per year;

[28] Calculated based on R&D expenses of $18.8 million in 2014 and $13.2 million in 2010, as disclosed in the Company’s 2014 10-K.

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•	Total cumulative operating loss for the five fiscal years ended 2014 was ($522.3) million or an average of ($104.5) million per year;

•	Total cumulative loss from continuing operations for the five fiscal years ended 2014 was ($643.9) million or an average of ($128.8) million per year;

•	Total cumulative net losses for the five fiscal years ended 2014 was ($705.3) million or an average of ($141.1) million per year;

•	Cash and cash equivalents declined from $304.9 million in 2010 to $114.6 million in 2014, a decline of (62.4)% or negative annual decline rate of (21.7)%;

•	Current ratio declined from 2.1x in 2010 to 1.6x in 2014; and

•	Total stockholders’ equity declined from $781.7 million in 2010 to $240.8 million in 2014, a decline of (69.2)% or negative annual decline rate of (25.5)%.

Recent Financial Results Suggest the Acceleration in the Decline in Financial Performance

The financial performance of the Company has worsened in the last twelve months. Further troubling is the negative momentum in the past quarter, as evidenced by a comparison of 2014 full year results versus the LTM period ended September 30, 2014. For example:

•	Imation’s net revenue declined from $860.8 million in 2013 to $729.5 million in 2014, a decline of (15.3%), and compared to the LTM period ended September 30, 2014, a decline of (4.7%);

•	Gross profit declined from $191.4 million in 2013 to $143.0 million in 2014, a decline of (25.3%), and compared to the LTM period ended September 30, 2014, a decline of (9.8%);

•	Despite the executive team’s goal of increasing gross profit margin with higher-end disk based storage products, the gross profit margin was 19.6% in 2014 compared to 22.2% in 2013 and 20.7% in the LTM period ended September 30, 2014;

•	SG&A as a percentage of net revenue was 23.9% in 2014 compared to 21.1% in 2013 and 22.2% in the LTM period ended September 30, 2014;

•	Despite the executive team’s goal of managing overhead expenses, SG&A, in absolute dollars, is up from $169.7 million in the LTM period ended September 30, 2014 to $174.7 million in 2014, an increase of 2.9% in one quarter;

•	R&D as a percentage of net revenue was 2.6% in 2014 compared to 2.1% in 2013 and 2.3% in the LTM period ended September 30, 2014;

•	Despite the executive team’s goal of managing overhead expenses, R&D, in absolute dollars, is up from $17.8 million in the LTM period ended September 30, 2014 to $18.8 million in 2014, an increase of 5.6% in one quarter;

•	Operating loss worsened from ($20.2) million in 2013 to ($50.5) million in 2014; and further accelerated from the operating loss of ($35.3) million in the LTM period ended September 30, 2014;
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•	Losses from continuing operations worsened from ($24.4) million in 2013 to ($112.4) million in 2014; and further accelerated from the losses from continuing operations of ($78.8) million in the LTM period ended September 30, 2014;

•	Net losses worsened from ($44.4) million in 2013 to ($114.7) million in 2014; and further accelerated from the net losses of ($83.6) million in the LTM period ended September 30, 2014;

•	Cash and cash equivalents declined from $132.6 million in 2013 to $114.6 million in 2014, a decline of (13.6)%; and

•	Total stockholders’ equity declined from $373.2 million in 2014 to $240.8 million in 2014, a decline of (35.5)%.

Measuring Financial Performance Against the Company’s Stated Goals

On February 1, 2011, in its press release entitled, “Imation Unveils Strategic Direction as Technology Company Focused on Growth Opportunities in Data Storage, Protection and Connectivity,” Imation unveiled its financial goals for the future. In particular, Mr. Lucas remarked, “we will strive to create lasting value with our goals of returning to top-line growth by the end of 2012, improving our product gross margins toward 20 percent through product differentiation, and driving increasing operating margins to the 4-5 percent level.” The actual results compared to management’s own “scorecard” are as follows:

Long-Term Goals:

•	20% plus gross margin
-	Status: 2014 gross margin was 19.6%

•	Operating Margins in the range of 4-5%
-	Status: In each of the years ended 2012, 2013 and 2014, operating margin was negative

•	Return on Invested Capital of plus 10%
-	Status: In each of the years ended 2012, 2013 and 2014, return on invested capital was negative

Medium-Term Goals

•	Return to Top-Line Growth by the end of 2012
-	Status: Revenue declined (13.7%), (14.5%) and (15.3%) in each of 2012, 2013, and 2014, respectively

Capital Allocation

Since the onset of Mr. Matthews’ tenure on the Board, the Company has completed the following acquisitions, including the acquisitions prior to Mr. Lucas’ tenure as CEO and President:

•	Memorex business for $330.0 million in April 2006
•	Memcorp business for $64.8 million plus a $20 million earnout in July 2007
•	TDK Recording Media business for $260 million in July 2007

and the acquisitions under Mr. Lucas’ tenure as CEO and President:

•	Encryptx for $2.3 million in February 2011
•	Assets of MXI Security for $33.7 million in June 2011
•	Assets of ProStor Systems, Inc. for $0.5 million in August 2011
•	Data Storage Business of IronKey Systems Inc. for $19.0 million in October 2011
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•	Nexsan Corporation for $118.5 million in December 2012

In total, capital deployed for acquisitions during Mr. Matthews’ tenure totals $828.8 million. Similarly, capital deployed for acquisitions during Mr. Lucas’ tenure as CEO and President totals $174.0 million. These two numbers are staggering compared to the Company’s current enterprise value of $44.6 million.[29]

Since the onset of Mr. Matthews’ tenure on the Board, the Company has expensed total charges relating to the impairment of goodwill and asset writedowns of $464.0 million, or over 56% of the total capital deployed in acquisitions.

Since the onset of Mr. Lucas’ tenure as CEO and President, the Company has expensed total charges relating to the impairment of goodwill and asset writedowns of $337.5 million. Most recently in 2014, the Company incurred an impairment to goodwill totaling $35.4 million related to the acquisition of Nexsan, an acquisition completed less than two years prior.

Compensation Practices

The average compensation for the three directors who served a full year in 2014 was $315,994.[30] Mr. Matthews, in his role as Chairman of the Board, was paid $435,161. As disclosed in the Company’s Proxy Statement, total compensation for the Board for 2014 was almost $1.7 million, or 3.7% of the Company’s current enterprise value.[31]

Since the inception of Mr. Lucas’ tenure as an executive of Imation, his total compensation, as further detailed below, was $18.3 million, or an average of $3.1 million per year. The total compensation to Mr. Lucas is 41.0% of the Company’s current enterprise value.[32] In each of the six years of his tenure except 2012, Mr. Lucas earned a non-equity incentive plan compensation bonus.[33] A breakdown of the compensation and stock price performance is as follows:

•	2014: Stock price down (19.0%); Total Compensation: $4.8 million,[34] Bonus Compensation: $2.3 million

[29] Source: CapitalIQ. Calculated with financial metrics and the outstanding shares listed in the Company’s November 10-Q, and the stock price on December 12, 2014, the trading day preceding the public release of the current plan of the Participants.

[30] Source: The Company’s Proxy Statement. The average total compensation, which includes fees earned or paid in cash, stock awards and all other compensation, was calculated by adding the total compensation paid to the three directors who served a full year (Messrs. LaPerch, Matthews and Stevens) and dividing the amount by the number of directors who served a full year. Dr. Geoff S. Barrall joined the Board on December 17, 2014 and was paid $80,932 for the year ended 2014 – a staggering amount for 17 days of service.

As disclosed in the Company’s Proxy Statement, the total compensation of $947,983 paid to the three directors who served a full year is comprised of (i) fees earned or paid in cash totaling $327,983; (ii) stock awards totaling $612,500 based on the grant date fair value disclosed in the Company’s Proxy Statement; and (iii) all other compensation, a breakdown of which is provided in the Company’s Proxy Statement, totaling $7,500.

[31] Source: The Company’s Proxy Statement and CapitalIQ. The total compensation of $1,677,036 is comprised of (i) fees earned or paid in cash totaling $509,000; (ii) stock awards totaling $1,158,036 based on the grant date fair value disclosed in the Company’s Proxy Statement; and (iii) all other compensation, a breakdown of which is provided in the Company’s Proxy Statement, totaling $10,000.

Enterprise value is calculated using financial metrics and the outstanding shares listed in the Company’s Annual Report filed on Form 10-K for the period ended December 31, 2010, filed with the SEC on March 2, 2011 and the stock price on March 2, 2011, the trading day when financial results for the period were available. Calculated with financial metrics and the outstanding shares in the Company’s November 10-Q, and the stock price on December 12, 2014, the trading day preceding the public release of the current plan of the Participants.

[32] Source: CapitalIQ. Calculated with financial metrics and the outstanding shares listed in the November 10-Q, and the stock price on December 12, 2014, the trading day preceding the public release of the current plan of the Participants.

[33] Source: The Company’s Proxy Statement: “We award annual bonuses solely based on our achievement of certain performance targets. Accordingly, annual bonus amounts are provided in the Non-Equity Incentive Plan Compensation column of this table.”

[34] Source: The Company’s Proxy Statement. The total compensation of $4,796,515 which includes performance-based restricted stock awards, is comprised of (i) a salary totaling $754,815; (ii) a 5 year service award/bonus totaling $50; (iii) stock awards totaling $1,644,982 based on the grant date fair value disclosed in the Company’s Proxy Statement; (iv) non-equity incentive plan compensation totaling $2,340,785; (v) change in pension value and non-qualified deferred compensation earnings totaling $11,389; and (vi) all other compensation, a breakdown of which is provided in the Company’s Proxy Statement, totaling $44,494.

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•	2013: Stock price up 0.2%; Total Compensation: $2.4 million,[35] Bonus Compensation: $1.4 million
•	2012: Stock price down (18.5%); Total Compensation: $2.2 million,[36] Bonus Compensation: zero
•	2011: Stock price down (44.4%); Total Compensation: $2.9 million,[37] Bonus Compensation: $0.2 million
•	2010: Stock price up 18.2%: Total Compensation: $3.1 million,[38] Bonus Compensation: $0.5 million
•	2009: Stock price down (35.7%); Total Compensation: $2.9 million,[39] Bonus Compensation: $0.5 million

Since Mr. Matthews’ tenure as the Company’s Non-Executive Chairman began effective on May 4, 2011, his total compensation was $1.7 million, or 3.8% of the Company’s current enterprise value.[40]

Since the inception of Mr. Lucas’ tenure as CEO and President, the total compensation to the Board was $11.3 million,[41] compared to:

[35] Source: The Company’s Proxy Statement. The total compensation of $2,416,014 is comprised of (i) a salary totaling $754,815; (ii) stock awards totaling $234,615 based on the grant date fair value disclosed in the Company’s Proxy Statement; (iii) non-equity incentive plan compensation totaling $1,379,433; (iv) change in pension value and non-qualified deferred compensation earnings totaling $3,097; and (v) all other compensation, a breakdown of which is provided in the Company’s Proxy Statement, totaling $44,054.

[36] Source: The Company’s Proxy Statement. The total compensation of $2,184,904 is comprised of (i) a salary totaling $749,691; (ii) stock awards totaling $757,315 based on the grant date fair value disclosed in the Company’s Proxy Statement; (iii) option awards totaling $617,545 based on the grant date fair value disclosed in the Company’s Proxy Statement; (iv) change in pension value and non-qualified deferred compensation earnings totaling $16,953; and (v) all other compensation, a breakdown of which is provided in the Company’s Proxy Statement, totaling $43,400.

[37] Source: The 2013 Proxy Statement. The total compensation of $2,937,029 is comprised of (i) a salary totaling $733,091; (ii) stock awards totaling $704,418 based on the grant date fair value disclosed in the Company’s Proxy Statement; (iii) option awards totaling $1,139,737 based on the grant date fair value disclosed in the Company’s 2013 Proxy Statement; (iv) non-equity incentive plan compensation totaling $172,727; (v) change in pension value and non-qualified deferred compensation earnings totaling $3,073; and (vi) all other compensation, a breakdown of which is provided in the Company’s 2013 Proxy Statement, totaling $183,983.

[38] Source: The 2013 Proxy Statement. The total compensation of $3,134,647 is comprised of (i) a salary totaling $686,398; (ii) stock awards totaling $1,115,313 based on the grant date fair value disclosed in the Company’s Proxy Statement; (iii) option awards totaling $726,829 based on the grant date fair value disclosed in the Company’s 2013 Proxy Statement; (iv) non-equity incentive plan compensation totaling $512,250; (v) change in pension value and non-qualified deferred compensation earnings totaling $33,542; and (vi) all other compensation, a breakdown of which is provided in the Company’s 2013 Proxy Statement, totaling $60,315.

[39] Source: The Company’s proxy statement in connection with the 2012 annual meeting of stockholders, filed with the SEC on March 21, 2012 (the “2012 Proxy Statement”). The total compensation of $2,861,604 is comprised of (i) a salary totaling $490,394; (ii) stock awards totaling $1,074,854 based on the grant date fair value disclosed in the Company’s 2012 Proxy Statement; (iii) option awards totaling $737,434 based on the grant date fair value disclosed in the Company’s 2012 Proxy Statement; (iv) non-equity incentive plan compensation totaling $483,029; (v) change in pension value and non-qualified deferred compensation earnings totaling $26,708; and (vi) all other compensation, a breakdown of which is provided in the Company’s 2012 Proxy Statement totaling $49,185.

[40] Source: CapitalIQ. Calculated with financial metrics and the outstanding shares listed in the November 10-Q, and the stock price on December 12, 2014, the trading day preceding the public release of the current plan of the Participants.

Mr. Matthews total compensation was calculated based on the disclosures in the Company’s Proxy Statement, the 2014 Proxy Statement, the 2013 Proxy Statement, and the 2012 Proxy Statement. Based on the disclosures in these proxy statement, Mr. Matthews’ total compensation of $1,738,019 is comprised of (i) fees earned or paid in cash totaling $673,661; (ii) stock awards totaling $918,746 based on the grant date fair value disclosed in the Company’s proxy statements; (iii) option awards totaling $104,112 based on the grant date fair value disclosed in the Company’s 2012 Proxy Statement; and (iv) all other compensation, a breakdown of which is provided in the Company’s proxy statements, totaling $41,500.

[41] Source: Company’s Proxy Statement, the 2014 Proxy Statement, the 2013 Proxy Statement, the 2012 Proxy Statement, the Company’s proxy statement in connection with the 2011 annual meeting of stockholders, filed with the SEC on March 22, 2011 (the “2011 Proxy Statement”), the Company’s proxy statement in connection with the 2010 annual meeting of stockholders, filed with the SEC on March 25, 2010 (the “2010 Proxy Statement”) and the Company’s proxy statement in connection with the 2009 annual meeting of stockholders, filed with the SEC on March 24, 2009 (the “2009 Proxy Statement”). The total compensation of $11,288,774 is comprised of (i) fees earned or paid in cash totaling $3,870,530; (ii) stock awards totaling $5,362,808 based on the grant date fair value disclosed in the Company’s proxy statements; (iii) option awards totaling $1,721,972 based on the grant date fair value disclosed in the Company’s 2011 Proxy Statement, 2010 Proxy Statement and 2009 Proxy Statement; and (iv) all other compensation, a breakdown of which is provided in the Company’s proxy statements, totaling $333,464.

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•	The decline in market value of equity of $301.2 million[42] or (68.9)%; and

•	The decline in total enterprise value of $87.6 million[30] or (66.3)%.

On the topic of severance and change in control benefits, the Company provides for change in control benefits in both “single trigger”  and “double trigger” rather than just the “double trigger.”  Single trigger plans come into effect regardless of whether the executive is terminated, while double trigger plans come into effect if there is a change in control and the executive is terminated.  The Company defines a change in control, among other things, as occurring if the individuals who are a majority of the Board as of the date of the severance agreement cease to be a majority.  Based upon a hypothetical change in control at December 31, 2014, benefits to the executive team would total $4.7 million, of which $2.7 million would be payable to Mr. Lucas.[43]  Upon a double trigger, this total becomes $8.6 million, of which $4.2 million would be payable to Mr. Lucas.[44]  Based upon a hypothetical change in control at May 20, 2015, the date of the Annual Meeting, benefits to the executive team would total $3.2 million, of which $1.8 million would be payable to Mr. Lucas. The Company’s Proxy Statement states that, “[Imation] believes that companies should provide reasonable severance benefits to executive officers due to the fact that it may be difficult for executives to find comparable employment within a short period of time.”  This comment seems nonsensical in consideration of the Company’s single trigger policy.

According to Equilar, Inc. (“Equilar”), a leading provider of executive compensation benchmarking and governance data, in their March 2014 report, the frequency of single trigger plans in their 2012 sample set comprised 18.5%, a reduction from 46.7% in their 2008 sample set.  Equilar states, “Companies prefer double trigger acceleration, because it can help to prevent situations where unsuccessful executives receive large payments upon takeovers that are more a result of decline in firm value than of any valuable services performed for shareholders. Double triggers prevent executives from receiving payment for a takeover while also receiving salary and awards, but still allow compensation for executives being pushed aside during a takeover.”

At the 2014 annual meeting of stockholders held on May 7, 2014, an advisory vote on the compensation of Imation’s named executive officers yielded 16.6 million votes against compared to 16.7 million votes in favor.

In fact, other stakeholders have taken notice of the compensation practices. In Imation’s 2014 Form 10-K, Imation details a stockholder derivative action in Delaware Chancery Court filed on February 9, 2015. The plaintiffs, Spear Point

Capital Fund LP and its affiliates, contend that the defendants, the Company and the members of its Board, paid excessive compensation to the directors. The Plaintiffs seek damages for breaches of fiduciary duties, waste of corporate assets and unjust enrichment.

[42] Source: CapitalIQ. Calculated with financial metrics and the outstanding shares listed in the Company’s Annual Report filed on Form 10-K for the period ended December 31, 2010, filed with the SEC on March 2, 2011 and the stock price on March 2, 2011, the trading day when financial results for the period were available. Calculated with financial metrics and the outstanding shares in the Company’s November 10-Q, and the stock price on December 12, 2014, the trading day preceding the public release of the current plan of the Participants.

[43] Without explanation, the Company revised its disclosure regarding potential payments due upon a hypothetical change in control at December 31, 2014 to significantly decrease the amount of such potential payments. The preliminary proxy statement filed by the Company with the SEC on April 6, 2015 disclosed that benefits to the executive team would total $8.2 million, of which $4.8 million would be payable to Mr. Lucas.

[44] As disclosed in the Company’s Proxy Statement, the total compensation due upon a double trigger is comprised of $7,145,105 in base salaries, bonuses, prorated bonuses in the year of termination, medical and dental insurance benefits, outplacement services, accrued unused paid time off, $6,733,115 in value of restricted stock and cash based performance-based awards and $5,310,732 that is forfeited by the executive in order to reduce the severance and other change in control payments so that no federal excise tax under Section 4999 of the Internal Revenue Code is owed by the executive.

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The Path Forward

In our pursuit to improve the Company, Clinton is nominating three individuals to stand for election at the Annual Meeting. They are as follows:

•	Joseph A. De Perio, Senior Portfolio Manager, Public Equity and Private Equity at Clinton Group, Inc.

•	Robert B. Fernander, a veteran executive in the technology space with domain expertise in data storage

•	Barry L. Kasoff, President of Realization Services, Inc., a full service management consulting firm specializing in assisting companies and capital stakeholders in troubled business environments

We believe that Messrs. De Perio, Fernander and Kasoff possess the domain expertise, operational capability, turnaround experience and financial acumen to move Imation forward from the depths it languishes in today.

Mr. Fernander is a long-time executive in the storage and software sectors and possesses significant CEO experience and domain expertise in cloud storage, hyper-converged storage and compute, big data, analytics, IP video, VDI, virtualized storage & compute, SAN, NAS and DAS. Mr. Fernander can serve in an interim executive leadership position, if necessary, and will be able to evaluate the current use case of the Company’s products, product roadmap, and go to market strategy for the data storage businesses, among other business lines, and chart a business plan going forward to maximize stockholder value.

Mr. Kasoff has owned and operated his own management consulting and turnaround firm since 1997. He has served as the Chief Restructuring Officer in a number of companies that were going through troubled business environments. [45] Mr. Kasoff can serve as the Chief Restructuring Officer of Imation, if needed, and can lead an internal team or external team to that end. The goals of the restructuring effort would be to create a cash flow positive business, eliminate corporate waste, redefine the return thresholds for capital allocation, eliminate or dispose of business lines not accretive to the whole, and deliver significant equity value creation to all stockholders.

Mr. De Perio has worked in the finance industry since 2000 as an analyst in the mergers and acquisitions department of an investment bank, an associate in a private equity firm, an analyst in a multi-strategy hedge fund and a portfolio manager overseeing private equity and public equity portfolios in a multi-strategy investment firm. Currently, Mr. De Perio leads the Public Equity and Private Equity practice of Clinton Group, Inc. and is knowledgeable in stockholder value creation, corporate governance and board leadership. Mr. De Perio has the desire and acumen to bring the stockholder perspective to the Company’s Board which has been absent for so long, and the will to look with an entrepreneur’s eye at all of the Company’s expense categories and capital needs, examine decisions to divest non-performing or low-return on invested capital businesses, and evaluate returning cash to stockholders or reinvesting excess capital at high returns to deliver outsized equity returns.

We believe the best way to put the Company on the path to improved financial performance is to change the composition of the Board. We believe that new directors, especially ones that have the aforementioned experience, can help the Company by objectively overseeing the operations and strategy of the Company, and that new executives can help to execute the Company’s strategy more effectively.

If this proxy solicitation is successful, our Nominees, along with the existing directors in the other classes of the staggered Board, will constitute the new Board. We believe this new Board would be substantially stronger and better able

[45] Mr. Kasoff served, during various points throughout the last five years, as the Chief Restructuring Officer of the following companies: (i) Accurate Metal Solutions, LLC; (ii) Awrey Bakeries, LLC; (iii) Barjan, LLC; (iv) Creative Storage Systems, Inc.; (v) Empire Finco, LLC; (vi) Fortis Plastics, LLC; (vii) Fusion Paperboard Connecticut, LLC; (viii) Hamilton Scientific, LLC; (ix) IQT, Inc.; (x) Jebco International Corporation; (xi) Kurz-Kasch, Inc.; (xii) PennySaver USA, Inc.; (xiii) Regency Windows, Inc.; (xiv) True Textiles, Inc.; (xv) TS Employment, Inc.; and (xvi) Western Carpet, LLC.

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to guide the Company than the existing Board. Upon a successful proxy solicitation, our Nominees would comprise three of six directors on the Board. The Nominees are confident in their ability to collaborate with existing directors and the Company’s executive team to build consensus, free of the historic biases and agendas previously handicapping the existing Board, by closely examining historical financial results, projected financial results, capital needs and strategic alternatives to each of the Company’s business lines. The Nominees will work with the continuing directors to evaluate the Company’s current strategy and to make changes they deem appropriate after exercising their best business judgment as fiduciaries for all stockholders. The next subsections of this document will provide a high level summary of the initiatives the Nominees will seek to pursue if elected.

Overall Strategy

The strategy of the Nominees, subject to their fiduciary duties as directors, can be distilled in the following bullet points:

•	Evaluate and, if necessary, make significant changes to the Company’s executive suite

•	Reorganize the Company into two segments – Legacy Business Segment and Disk Storage Segment

-	Legacy Business Segment will include the Company’s existing Commercial Storage Media Business, Consumer Storage Media Business and Audio Accessories Business

-	Disk Storage Segment will include the Company’s Storage and Security Business including Nexsan and IronKey

•	Appoint a Chief Restructuring Officer and hire a restructuring advisor with the goal of delivering a Legacy Business Segment optimized for free cash flow generation and stockholder value creation

•	Appoint a Business Leader, title to be determined, to manage the strategy, business case and product roadmap of the Disk Storage Segment

•	Significantly reduce the Company’s corporate overhead

•	Improve the Company’s corporate governance including, for example, instituting significant guidelines for open market stock purchases among directors and management

•	Evaluate the reinvestment of excess capital to take advantage of the Company’s $348.5 million in federal net operating loss carryforwards and $383.9 million in state income tax loss carryforwards

•	Evaluate the return of excess cash to stockholders

•	Recalibrate the overall compensation practices for the executive team and management including aligning compensation to performance based metrics

•	Recalibrate the overall compensation practices for the Board including reducing annual Board Compensation to $50,000 per year from $315,994 per year, the average compensation for directors serving a full year in 2014

Two Week Comprehensive Business Review

While the Participants’ knowledge base is limited to only public information, the Nominees intend to conduct an extensive, comprehensive business review immediately after the Annual Meeting. The Nominees are committed to spending two weeks on-site at the Company’s locations to review each of the Company’s business lines with a fresh perspective. In particular, historical and projected financials for each business line will be prepared with significant detail

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including expense allocation, fixed and variable cost analysis, corporate overhead allocations, key drivers of revenue, development expenses, headcount analysis and efficiency metrics, capital allocation, working capital and capital expenditure needs. From conversations with former executives of the Company, we believe that the Board and executive team of the Company has not had the benefit of looking at detailed income statements by business line encumbered for all corporate expenses, working capital, and other capital considerations.

Executive Suite Evaluation

Concurrent with the two week comprehensive business review, the Nominees are committed to evaluating the capabilities and skillsets of the Company’s executive team. If needed, all of the Nominees are committed to serving in an interim capacity for a variety of executive roles.

Business Reorganization

The Nominees believe that reorganizing the Company into two segments–Legacy Business Segment and Disk Storage Segment–is, at present, the best way to manage the activities and cash flow generation of the Company while setting clear goals for incremental capital investment. The Legacy Business Segment will include the Company’s existing Commercial Storage Media Business, Consumer Storage Media Business and Audio Accessories Business. The Disk Storage Segment will include the Company’s Storage and Security Business including Nexsan and IronKey.

Appointment of a Chief Restructuring Officer to Oversee the Legacy Business Segment

The Nominees are committed to appointing a Chief Restructuring Officer and hire a restructuring advisor with the goal of delivering a Legacy Business Segment optimized for free cash flow generation and stockholder value creation. The Chief Restructuring Officer will work with a newly established committee of the Board which will meet weekly to track the progress of the restructuring effort. Among the activities:

•	Identify critical financial and operating problems and opportunities;

•	Identify the optimum expense structure for the individual business sub-segments with an eye towards revenue preservation and reduction in breakeven levels;

•	Develop an action plan, which will give the Legacy Business Segment stability and positive cash flow;

•	Produce a rolling 13 week cash flow forecast for the Legacy Business Segment including income statements and balance sheets by business sub-segment and granular detail of working capital and cash flow needs;

•	Evaluation of employee capability and staffing requirements;

•	Evaluation of manufacturing commitments, and if necessary, de-commit manufacturing to ensure flexibility;

•	Education of senior management and key staff to strengthen management skills to meet current conditions;

•	Together with executive management and the Board, evaluate the Company’s participation in the next generation magnetic storage technologies and adapt the business plan accordingly; and

•	Evaluate divestiture scenarios or liquidation scenarios, if necessary.

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Upon completion or stabilization of the initial initiatives in the Legacy Business Segment and Corporate Overhead Rationalization, the Chief Restructuring Officer will work hand in hand with the leadership of the Disk Storage Segment.

Corporate Overhead Rationalization

Concurrent with the activities in the Legacy Business Segment, the Chief Restructuring Officer, together with the executive team and the Board, will overhaul the Company’s overhead to rationalize costs. Initiatives to be examined include:

•	Evaluating the consolidation of corporate office locations including a potential relocation of the Company’s corporate headquarters;

•	The sale or sale/leaseback of the Company’s headquarters in Oakdale, MN;

•	Monetization or licensing of the Company’s patent portfolio;

•	Rationalization of the Company’s real estate footprint that house sales, R&D and administrative functions;

•	Rationalization of all critical functions within corporate including finance, legal and investor relations;

•	Elimination of all wasteful spending and what we believe to be excessive perquisites;[46]

•	Evaluate the status of the stockholder derivative action in Delaware Chancery Court, an action related to compensation practices, and examine the feasibility of certain remedies such as the potential freezing of bonus payments to the executive team and compensation to the Board while the case is outstanding;

•	Recalibrate the overall compensation practices for the executive team and management including aligning compensation to performance based metrics; and

•	Recalibrate the overall compensation practices for the Board including reducing annual Board Compensation to $50,000 per year from $315,994 per year.

Forging a Strategy for the Disk Storage Segment

The Nominees are committed to appointing a business leader to oversee the Disk Storage Segment. We believe that both the Nexsan and IronKey businesses are attractive platforms to create a valuable disk based storage enterprise. We believe that today, there is a turnaround in place with Nexsan given the historical issues with senior leadership, and our goal is not to be disruptive to this turnaround process but to invigorate and accelerate product delivery and sales execution. Initially, the overall strategy will be created with the overarching goals of (i) minimizing incremental cash investment, (ii) minimizing the time to deliver profitability and (iii) creating a unified enterprise with strategic value in the industry, including an examination of the following initiatives:

[46] Source: Company’s Proxy Statement. In 2014, Mr. Lucas received $44,494 in compensation related to perquisites, other personal benefits, tax reimbursements and registrant contributions to retirement plans.

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•	Examine the near-term sales pipeline and examine ways to protect and grow revenue opportunities in the short-term:

o	Ensure current execution includes a fully vetted go-to-market strategy understanding the Company’s current sales teams’ capabilities, infrastructure and relationships with channel partners;
o	Understand how to generate enterprise sales for IronKey’s Workspace product line with Imation’s existing sales structure or potential outside relationships; and
o	Understand the return on the additional $45 million in invested capital planned for increased SG&A expense for Nexsan over the next twelve months;

•	Develop a rational set of revenue driven “use cases” for all the Company’s product being developed and prioritize spending accordingly. Specifically:

o	Understand and test the market value of current and future “use cases” being addressed by Nexsan’s Assureon product line with an eye towards market validation and revenue potential;
o	Understand and test the market value of “use cases” addressed by IronKey’s Workspace, Lock and Share and SDMA product offerings with an eye towards market validation and revenue potential;
o	Examine the functionality and feature set of the Company’s product plans and their place in the competitive ecosystem;
o	Produce a revised detailed product roadmap with cues from the sales and marketing functions of the Company that is rationalized and validated (not speculated);
o	Evaluate the feasibility of offshoring R&D in all or a portion of the expenditures, such as quality assurance; and
o	Judge the value of other R&D investments into other future products scheduled and prioritize spending accordingly;

•	Identify the optimum expense structure for the individual business subsegments with an eye towards revenue preservation and opportunities for revenue growth;

•	Rationalize the Company’s real estate footprint for R&D and development functions;

•	Evaluate potential OEM relationships for Nexsan while still preserving the brand equity;

•	Eliminate all expenses that do not see an attractive economic return in a twelve month period; and

•	Evaluate divestiture scenarios or liquidation scenarios, if necessary.

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 Conclusion

Prior to our involvement, the Company’s diminutive enterprise value of $44.6 million[47] was, in our view, indicative of the market’s perception and evaluation of its forward prospects. Since Clinton Group went public with its intended plan to upgrade certain members of the Board on December 12, 2014, the Company’s stock price has increased from $3.22 per share to $4.07 per share on March 13, 2015, an increase of 26.4%.[48],[49] As of March 13, 2015, the enterprise value of the Company is $76.2 million, an increase of 70.9%. We believe the market shares our view on the prospects of a new direction for the Company.

We believe that the Board and Company executives have been overcompensated in light of Imation’s historically poor performance. In the boardroom, the Company’s fiduciaries appear to believe they are truly doing what is right for stockholders, although financial results and stock price performance would indicate otherwise. In the executive suite, the Company’s fiduciaries believe that they are the athletes on the field that can launch the comeback after creating the deficit that the financial scoreboard would indicate.

We believe the Company has a significant opportunity to create stockholder value. Stockholders should ensure that the Company has the optimum Board and strategy to execute on what we believe to be a major opportunity.

We therefore encourage our fellow stockholders to read the complete biographies on the Nominees on pages [ ] and to support their election.

[47] Source: CapitalIQ. Calculated with financial metrics and the outstanding shares in the Company’s November 10-Q, and the stock price on December 12, 2014, the trading day preceding the public release of the current plan of the Participants.

[48] In addition to the Clinton Group’s public announcement, other factors also may have contributed to the increase in the price of the Common Stock.

[49] In fact, we believe that the Company’s recent disclosure on February 10, 2015 of its financial results for the fourth quarter and full year 2014 financial results, tagged as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on February 10, 2015, had a negative impact on the stock price. For the full year 2014, revenue was $729.5 million, down (15.3)% from 2013, and operating loss from continuing operations was $104.1 million, or $2.74 diluted loss per share. According to CapitalIQ, the one day performance after the release was (4.5%).

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BACKGROUND OF THE PROXY SOLICITATION

On January 20, 2012, representatives of CGI met with the then-executive team, including Mark E. Lucas (“Mr. Lucas”), the Company’s CEO, at the Company’s Analyst Day in New York City. At the meeting, the executive team disclosed their present strategy for turning around the Company.

No communications between any of the Participants and the Company took place between January 2012 and November 2014.

On November 18, 2014, representatives of CGI sent a notice to the Company of its intent to nominate three persons for election as directors of Imation and to present a bylaw proposal at the upcoming Annual Meeting (the “November Notice”)

On December 15, 2014, representatives of CGI sent a notice to the Company that it was substituting one of its three director nominees named in the November Notice. On the same day, CGI sent and publicly disclosed a letter to Imation’s Board expressing its views on Imation’s management and performance and referencing its intent to nominate three individuals to stand for election as directors of Imation (the “December 15 Correspondence”).

On December 17, 2014, Imation sent a letter to CGI acknowledging receipt of the December 15 Correspondence.

On December 22, 2014, Joseph De Perio (“Mr. De Perio”) participated in a teleconference with Mr. Lucas. At the end of the call, Mr. De Perio indicated a willingness to meet the executive team at the Company’s headquarters in Oakdale, Minnesota in early January.

On January 14, 2015, Mr. De Perio and Robert B. Fernander met with Mr. Lucas, Scott J. Robinson, the Company’s CFO, and John P. Breedlove, Vice President and General Counsel. At the meeting, these members of management provided an update on Imation’s strategic transformation, the performance of its acquired companies since the inception of Imation’s ownership and future strategy to reverse what CGI believes to be the ongoing destruction of stockholder value.

On January 16, 2015, Mr. De Perio participated in a teleconference with L. White Matthews (“Mr. Matthews”), the Company’s Non-Executive Chairman of the Board. On the call, Mr. De Perio proposed an agenda for an upcoming meeting on January 20, 2015. Mr. De Perio suggested the following items for an agenda: the Board’s evaluation of the management team’s progress in the strategic transformation, the Board’s evaluation of the performance of the acquisitions to date, the Board’s articulation of a path to restore stockholder value and a collective discussion on a means or process to avoid a proxy contest.

On January 20, 2015, Mr. De Perio met with Mr. Matthews and William LaPerch (“Mr. LaPerch”), a director of Imation, at the Manhattan offices of the Company’s outside legal counsel. At the meeting, Mr. Matthews and Mr. LaPerch provided an overview of the Company’s transformation from 2010 and described the Board’s plan to create stockholder value. At the meeting, Messrs. Matthews and LaPerch stated to Mr. De Perio that the means to avoid a proxy contest involved CGI withdrawing its nomination notice. Mr. De Perio proposed a new Board comprised of new and existing directors as well as a transition period for Imation’s CEO as the means to avoid a proxy contest.

On February 10, 2015, the Company disclosed its fourth quarter and full year 2014 financial results. For the full year 2014, revenue was $729.5 million, down (15.3)% from 2013, and operating loss from continuing operations was $104.1 million, or $2.74 diluted loss per share. Special charges for the full year were $53.6 million. Excluding these special charges, 2014 operating loss from continuing operations would have been $50.5 million, and diluted loss per share from continuing operations would have been $1.43. On the same day, the Company provided an update on the next phase of its strategic transformation. The Company also announced that it was working with Houlihan Lokey, Inc. (“Houlihan Lokey”), a global investment bank providing financial advisory services, to explore certain strategic options to maximize the value of each of the Company’s business units.

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On February 10, 2015, Mr. De Perio participated in an introductory teleconference with representatives of Houlihan Lokey, in which both parties introduced themselves to each other.

On February 16, 2015, the Company filed its 2014 Form 10-K. The document details a stockholder derivative action in Delaware Chancery Court filed on February 9, 2015. The plaintiffs, Spear Point Capital Fund LP and its affiliates, contend that the defendants, the Company and the members of its Board, paid excessive compensation to the Directors of the Company. The Plaintiffs seek damages for breaches of fiduciary duties, waste of corporate assets and unjust enrichment.

On March 18, 2015, Mr. De Perio participated in a teleconference with a representative of Houlihan Lokey. On the call, Mr. De Perio inquired if Houlihan Lokey had solicited feedback from other stockholders regarding a potential proxy contest.

On March 23, 2015, Mr. De Perio met with a representative of Houlihan Lokey. Mr. De Perio indicated to the representative that Clinton would not be willing to sign a non-disclosure agreement with any standstill provisions—which would prevent Clinton from nominating individuals to the Board—related to the Annual Meeting.  At the meeting, Houlihan Lokey, on behalf of the Company, proposed the expansion of the Board by one seat, with such newly-created seat to be filled by Mr. De Perio.  Mr. De Perio responded that he believed that comprising one out of seven seats is an insufficient presence on the Board to improve the Company’s outlook, and, in his opinion, was not a strategically-sound path that would reverse what the Clinton Parties believe to be the years of stockholder value destruction at the Company.

On March 27, 2015, a representative of Houlihan Lokey sent a confidentiality agreement to Clinton.

On April 3, 2015, Mr. De Perio indicated to a representative at Houlihan Lokey that Clinton was not comfortable with the duration of six months in the non-disclosure agreement. Therefore, Clinton declined to execute the confidentiality agreement.

On April 6, 2015, a representative of Houlihan Lokey contacted Mr. De Perio regarding a settlement proposal. Houlihan Lokey proposed the resignation of L. White Matthews, III, Chairman of the Board, and the appointment of Mr. De Perio to the Board. Mr. De Perio responded that he believed that comprising one out of six seats is an insufficient presence on the Board to improve the Company’s outlook, and, in his opinion, was not a strategically-sound path that would reverse what the Clinton Parties believe to be the years of stockholder value destruction at the Company.

On April 7, 2015, Mr. De Perio contacted a representative of Houlihan Lokey regarding a settlement proposal. Mr. De Perio proposed the appointment of two Clinton nominees and the resignation of two of the existing directors. Mr. De Perio also proposed the realignment of the existing committees of the Board and the creation of two new committees - Special Committee for Capitol Allocation and Strategic Alternatives and a Disk Storage Committee. Mr. De Perio also proposed that Board compensation be reduced to $50,000 per year, in total, with the audit committee chairman receiving an additional $20,000 per year, and that all single triggers be removed from the severance agreements of the executives. Mr. De Perio also proposed that the Company commit to hiring an outside restructuring firm to advise on the optimization of the legacy business lines.

On April 9, 2015, a representative of Houlihan Lokey contacted Mr. De Perio to reject his proposal from April 7, 2015. The representative of Houlihan Lokey proposed the appointment of Mr. De Perio to the Board, the appointment of one new director to be mutually agreed upon by the Clinton Parties and the Company, and the resignation of Mr. Matthews. Absent from the proposal were (i) any changes to the compensation of the Board, (ii) the removal of the single triggers from the severance agreements of the executives and (iii) the hiring of a restructuring advisor. Mr. De Perio reiterated that he believed that comprising one out of seven seats is an insufficient presence on the Board to improve the Company’s outlook, and, in his opinion, is not a strategically-sound path that would reverse what the Clinton Parties believe to be the years of stockholder value destruction at the Company.

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PROPOSAL 1 – ELECTION OF DIRECTORS

According to publicly available information, the Board currently consists of six directors divided into three classes. The members of each class are generally elected to serve three-year terms, with the term of office of each class ending in successive years. The three Class I directors’ terms expire at the Annual Meeting. We are seeking your support at the Annual Meeting to elect our three Nominees, each of whom is independent of the Company, to serve as Class I directors. If successful in our Proxy Solicitation, all of the Class I directors, and half of the Board members, will be composed of our Nominees, Joseph A. De Perio, Robert B. Fernander and Barry L. Kasoff. If elected, each of the Nominees will serve until the 2018 annual meeting of stockholders or until their successors have been duly elected and qualified, unless prior to such meeting the director resigns or his directorship becomes vacant due to his death or removal. If all three of our Nominees are elected, they will represent half of the Board members. There is no assurance that any incumbent director will serve as a director if one or more of our Nominees are elected to the Board.

We are soliciting proxies to elect only the Nominees listed herein. Accordingly, the enclosed GOLD proxy card may only be voted for the Nominees and does not confer voting power with respect to any of the Company’s director nominees. Stockholders who return the GOLD proxy card will only be able to vote for the three Nominees listed on the card and will not have the opportunity to vote for the Company’s director nominees. You can only vote for the Company’s director nominees by signing and returning a proxy card provided by the Company or by requesting a legal proxy and casting your ballot in person by attending the Annual Meeting. You should refer to the Company’s Proxy Statement for the names, background, qualifications and other information concerning the incumbent directors.

Name and Business Address	Age	Principal Occupation For Past Five Years and Directorships

Joseph A. De Perio 601 Lexington Ave., 51st Floor New York, NY 10022	36

Joseph A. De Perio has served as a Senior Portfolio Manager of CGI, a registered investment adviser, since October 2010; he also served in a similar capacity from 2006 until December 2007. Mr. De Perio currently serves on the board of directors of ROI Acquisition Corp. II, a company formed for the purpose of acquiring one or more businesses or assets, and has done so since its inception in June 2013.

From December 2007 until October 2010, Mr. De Perio was a Vice President at Millennium Management, L.L.C., a global investment management firm. Mr. De Perio was a Private Equity Associate at Trimaran Capital Partners, a private investment firm, from 2004 until 2006 and an analyst and associate in the mergers and acquisitions department at CIBC Oppenheimer, a national investment boutique, from 2000 until 2004. Mr. De Perio also served on the board of directors of Viking Systems, Inc., a leading worldwide developer, manufacturer and marketer of 3D and 2D visualization solutions for complex minimally invasive surgery, from June 2011 until its sale to Conmed Corporation in October 2012, and Overland Storage, Inc. (f/k/a Overland Data, Inc.), a provider of data protection appliances, from April 2011 until its sale to Sphere 3D Corporation in December 2014.

Mr. De Perio was President of ROI Acquisition Corp. (“ROI”), a special purpose acquisition company, that completed a business combination with EveryWare Global, Inc., a provider of tabletop and food preparation products for the consumer and foodservice markets, from September 2011 (ROI’s inception) to May 2013 (the date of the business combination). Upon the closing of the business combination, ROI changed its name to EveryWare Global, Inc. and Mr. De Perio resigned from his

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management position with ROI. Mr. De Perio continues to serve, since May 2013, on the board of directors of EveryWare Global, Inc. as an independent director. In April 2015, EveryWare Global, Inc. filed for protection under Chapter 11 of the United States Bankruptcy Code pursuant to a pre-packaged plan of reorganization.

Mr. De Perio received a B.A. in business economics and organizational behavior management with honors from Brown University.

Mr. De Perio’s qualifications as a director include his over 14 years’ experience in corporate finance, including over 10 years as an investment analyst and portfolio manager in private equity and public equity and his experience as a director of public companies.

Robert B. Fernander 4312 Avenue B Austin, TX 78751	57

Mr. Fernander provides advisory and consulting services for I/O Switch Technologies, Inc., a developer of data center technologies, Storage Strategies NOW, an industry analyst firm that offers written publications and analysis for IT users, business and technology leaders and venture capitalists, and FLM.TV, a company focused on delivering, distributing, and marketing independent films, and has done so since September 2014.

Since September 2014, Mr. Fernander has served as an advisor and provided consulting services for I/O Switch Technologies, Inc., Storage Strategy Group and FLM.TV. Prior to that, Mr. Fernander served as the Chief Revenue Officer of Datagres Technologies Inc., a data storage optimization software company, from September 2013 until September 2014. During his time at Datagres Technologies Inc., Mr. Fernander also served on its board of directors.

Mr. Fernander served as the CEO and a member of the board of directors of Gnodal Limited, a storage and computer networking company, from 2012 until 2013 when it was acquired by Cray Inc.  From 2007 until 2012, Mr. Fernander served on the board of directors and as the CEO of Pivot3 Inc., a hyper converged storage and compute platform.

Prior to serving at Pivot3, Mr. Fernander served as an executive at several private startup companies. For over four years, Mr. Fernander served as a Vice President at Compaq Computer Corporation, a company that developed, sold and supported computers and related products and services. For over nine years, Mr. Fernander also held several sales and marketing leadership positions at Sun Microsystems, Inc., a company that sold computers, computer components, computer software and information technology services.

Mr. Fernander holds a BA from Indiana University and an MBA from the University of Indianapolis.

Mr. Fernander’s qualifications as director include his 25 years of experience in building and managing both start-up and established organizations in the software, storage and technology sectors.

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Barry L. Kasoff 124 Davids Hill Road Bedford Hills, NY 10507	57

Barry L. Kasoff currently serves as the President of Realization Services, Inc., a full-service management consulting firm specializing in assisting companies and capital stakeholders in troubled business environments, and has served in such capacity since he founded it in 1997. From May 2013 through May 2014, Mr. Kasoff served on the board of directors and as a member of the audit committee of EveryWare Global, Inc., a provider of tabletop and food preparation products for the consumer and foodservice markets.

In connection with Mr. Kasoff’s management consulting work with Realization Services, Inc., Mr. Kasoff served as the Chief Restructuring Officer of the following companies (that were clients of Realization Services, Inc.) that filed voluntary petitions for reorganization under the federal bankruptcy laws: Mooney Aircraft Corporation (petition filed in 2001), ACT Electronics, Inc. (petition filed in 2008), TSC Global, LLC and affiliated companies (petition filed in February 2012), Awrey Bakeries, LLC and affiliated companies (petition filed in November 2013) and Fortis Plastics, LLC and affiliated companies (petition filed in December 2013). Mr. Kasoff also served as Chief Restructuring Officer of IQT, Inc., which was declared bankrupt under the Canadian Bankruptcy and Insolvency Act in 2011.

From 1990 until 1997, Mr. Kasoff was the general manager of Takarajimasha, a Japanese communications conglomerate. There, he identified and evaluated its investments and supervised the company’s U.S. and European-based operations. From 1987 until 1990, Mr. Kasoff was the CFO and Vice President of Operations of Selzer Group, a New York investment banking and leveraged buyout group comprised of public and private companies.

Mr. Kasoff received an MBA in Computer Applications and Information Systems and Accounting, each from the Stern School of Business at New York University and a B.A. from the State University of New York.

Mr. Kasoff’s qualifications as director include his extensive experience in finance and accounting, business valuations, and business turnarounds, as well as his experience serving as a director of a public company.

None of the organizations or corporations referenced above is a parent, subsidiary or other affiliate of the Company. If elected, each of the Nominees would be considered an independent director of the Company under (i) the Company’s Corporate Governance Guidelines, (ii) the NYSE Listing Rules and (iii) paragraph (a)(1) of Item 407 of Regulation S-K.

Each of the Nominees has entered into a nominee agreement pursuant to which CGI has agreed to pay the costs of soliciting proxies, and to defend and indemnify him against, and with respect to, any losses that may be incurred by him in the event he becomes a party to litigation based on his nomination as a candidate for election to the Board and the solicitation of proxies in support of his election. No Nominee will receive any compensation under his respective nominee agreement and will not receive any compensation from Clinton or its affiliates for his services as a director of the Company if elected. If elected, the Nominees will be entitled to such compensation from the Company as is consistent with the Company’s then-established practices for services of non-employee directors.

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Each of the Nominees has agreed to being named as a Nominee in this Proxy Statement and has confirmed his willingness to serve on the Board if elected.  Clinton does not expect that any of the Nominees will be unable to stand for election, but in the event that a Nominee is unable to or for good cause will not serve, the shares of Common Stock represented by the GOLD proxy card will be voted for a substitute candidate selected by Clinton.  If Clinton determines to add nominees, whether because the Company expands the size of the Board subsequent to the date of this Proxy Statement or for any other reason, Clinton will supplement this Proxy Statement.

A stockholder may vote for the election of less than all of the Nominees by designating the names of one or more Nominees who are not to be elected.

The election of all three of the Nominees may result in certain “change in control” compensation payments becoming payable to the Company’s executive officers named in the Company’s Proxy Statement. Under the terms of the severance and change-in-control agreements (the “Change-in-Control Agreements”) for these named executive officers of the Company, the election of all three of our Nominees would constitute a “change in control.”

According to the Company’s Proxy Statement, upon a hypothetical change in control at December 31, 2014, the change in control benefits to the named executives as a group would have aggregated $4,709,949. Alternatively, upon a hypothetical change in control in 2014 and termination of the named executives on December 31, 2014 by the Company without Cause or by the named executives for Good Reason, the change in control benefits to the named executives as a group would have aggregated $8,617,491. As such calculations assumed the change in control, or terminations, occurred on the last day of the year, the benefits payable included amounts in respect of a full year, rather than prorated amounts which would be payable if the change in control, or terminations, occurred during the year. According to the Company’s Proxy Statement, however, based upon a hypothetical change in control on the date of the Annual Meeting, the change in control benefits to the named executives as a group would aggregate $3,204,354. You should refer to the Company’s Proxy Statement for additional information regarding these change in control benefits.

The election of each Nominee pursuant to Proposal 1 requires the affirmative vote of a plurality of shares of Common Stock present in person or by proxy at the Annual Meeting and entitled to vote. The three candidates receiving the highest number of FOR votes will be elected.

WE URGE YOU TO VOTE FOR THE ELECTION OF OUR NOMINEES TO SERVE AS CLASS I DIRECTORS PURSUANT TO PROPOSAL 1.

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PROPOSAL 2 – BYLAW REPEAL PROPOSAL

We are proposing to adopt, pursuant to Section 109 of the Delaware General Corporation Law and Article XVI of the Bylaws, a resolution that would repeal any provision of the Bylaws in effect at the time of the Annual Meeting that was not included in the Bylaws publicly filed with the SEC on November 8, 2013 and which is inconsistent with or disadvantageous to the election of the Nominees. Clinton is not aware of any such provision of the Bylaws that has become effective, but it is possible that, prior to the adoption of this resolution, such a provision could be disclosed and/or become effective.,

The following is the text of the proposed resolution:

“RESOLVED, that any provision of the Bylaws of Imation Corp (the “Company”) as of the date of effectiveness of this resolution that was not included in the Bylaws publicly filed with the Securities and Exchange Commission on November 8, 2013, and is inconsistent with or disadvantageous to the election of the nominees nominated or other proposals presented by Clinton Relational Opportunity Fund, L.P. at the Company’s 2015 annual meeting of shareholders, be and hereby is repealed.”

This Proposal is designed to prevent the current directors of the Company from taking actions to amend the Bylaws to attempt to nullify or delay the actions taken by stockholders under these Proposals or otherwise frustrate the will of stockholders. A Bylaw may be deemed inconsistent with or disadvantageous to the election of the Nominees or the presentation of the Proposals if such Bylaw made the election of a Nominee or approval of a Proposal more difficult or impossible. For example, a Bylaw that requires individuals to meet certain qualifications to be eligible to serve on the Board could be inconsistent with or disadvantageous to the election of the Nominees. Likewise, a Bylaw that could negatively impact the Participants’ ability to solicit and/or obtain proxies from Company stockholders could also be inconsistent with or disadvantageous to the election of the Nominees. In the event of disagreement regarding the “inconsistent with or disadvantageous to” standard, a court of competent jurisdiction would serve as the arbiter. This Proposal could result in the repeal of a Bylaw aligned with the interests of stockholders other than the Participants.

Approval of Proposal 2 requires the affirmative vote of the holders of not less than eighty percent (80%) of the outstanding shares of Common Stock entitled to vote at the Annual Meeting.

WE URGE YOU TO VOTE FOR PROPOSAL 2.

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PROPOSAL 3 – RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Company’s Proxy Statement indicates that the Audit and Finance Committee of the Board has selected PwC as the Company’s independent registered public accounting firm to audit the Company’s consolidated financial statements for the fiscal year ending December 31, 2015, subject to stockholder ratification. PwC served as the Company’s independent registered public accounting firm since 1998 when PwC was formed by the merger of the accounting firms of Price Waterhouse LLP and Coopers & Lybrand L.L.P. Prior to the merger, Coopers & Lubrand L.L.P. audited the Company’s financial statements for the years 1996 and 1997.

According to the Company’s Proxy Statement, while the Company is not required by its Bylaws or otherwise to do so, the Board submits the selection of PwC for ratification as a matter of good corporate practice. If the selection is not ratified, the Company’s Audit and Finance Committee will reconsider its selection. Even if the appointment is ratified, the Audit and Finance Committee, which is solely responsible for appointing and terminating the Company’s independent registered public accounting firm, may, in its discretion, direct the appointment of a different independent registered public accounting firm at any time during the year if it determines that a change would be in the Company’s best interest and in the best interest of the Company’s stockholders.

Approval of Proposal 3 requires the affirmative vote of the holders of a majority of the shares of Common Stock present in person or by proxy at the Annual Meeting and entitled to vote.

WE URGE YOU TO VOTE FOR PROPOSAL 3.

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PROPOSAL 4 – ADVISORY VOTE (NON-BINDING) APPROVING EXECUTIVE COMPENSATION

As is discussed in further detail in the Company’s Proxy Statement, the Company is providing stockholders with the opportunity to approve, on an advisory (nonbinding) basis, the compensation of the Company’s named executive officers. According to the Company’s Proxy Statement, this Proposal will be presented at the Annual Meeting as a resolution in the following form:

“RESOLVED, that the shareholders approve, on an advisory basis, the compensation of Imation’s named executive officers, as described in the Compensation Discussion and Analysis section, the tabular disclosure regarding such compensation and the accompanying narrative disclosure set forth in the Proxy Statement for the 2015 Annual Meeting of Shareholders.”

This advisory vote on executive compensation is not binding on the Company, the Company’s Compensation Committee or the Board. Although non-binding, the Compensation Committee and the Board will review the voting results when making determinations in the future regarding executive compensation arrangements, according to past practices of the Company.

Clinton believes stockholders should vote to disapprove the compensation of the Company’s named executive officers. As further discussed under the subheading Compensation Practices on page [ ], Clinton believes that the Company’s named executive officers have been overcompensated in light of the Company’s long-term operational and financial underperformance. In last year’s annual meeting, the vote to approve the compensation of the Company’s named executives received only 50.1% of the votes in its favor. This year, a vote AGAINST approval, on an advisory basis, of the Company’s compensation for its named executive officers will send a strong message that continued underperformance will not be further incentivized by generous compensation packages.

We encourage all stockholders to review the Company’s proxy disclosures in detail.

The affirmative vote of the holders of a majority of shares of Common Stock present in person or represented by proxy and entitled to vote at the Annual Meeting is required to adopt the resolution approving the compensation of the Company’s named executive officers, on an advisory basis.

WE URGE YOU TO VOTE AGAINST APPROVAL, ON AN ADVISORY BASIS, OF THE COMPANY’S EXECUTIVE COMPENSATION PURSUANT TO PROPOSAL 4.

32

VOTING AND PROXY PROCEDURES

Only stockholders of record on the Record Date will be entitled to notice of and to vote at the Annual Meeting. Stockholders who sell shares of Common Stock before the Record Date (or acquire them without voting rights after the Record Date) may not vote such shares of Common Stock.  Each share of Common Stock is entitled to one vote. Stockholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell such shares of Common Stock after the Record Date.  Based on publicly available information, we believe that the only outstanding class of securities of the Company entitled to vote at the Annual Meeting is the Common Stock.

Shares of Common Stock represented by properly executed GOLD proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted FOR the election of the Nominees to serve as Class I directors, FOR the Bylaw Repeal Proposal, FOR the appointment of PwC as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2015 and AGAINST the advisory vote on approving executive compensation and in the discretion of the persons named as proxies on all other matters as may properly come before the Annual Meeting.

Based on publicly available information, we believe the current Board intends to nominate three candidates for election as Class I directors at the Annual Meeting. This Proxy Statement is soliciting votes to elect only our three Nominees. Accordingly, the enclosed GOLD proxy card may only be voted for our Nominees and does not confer voting power with respect to the Company’s nominees. The Participants intend to vote all of their shares of Common Stock in favor of the Nominees. A stockholder may vote for the election of less than all of the Nominees by designating the names of one or more Nominees who are not to be elected. There is no assurance that any of the Company’s nominees will serve as directors if any or all of our Nominees are elected.

Stockholders who return the GOLD proxy card will only be able to vote for the three Nominees listed on the card and will not have the opportunity to vote for the Company’s director nominees. You can only vote for the Company’s director nominees by signing and returning a proxy card provided by the Company or by requesting a legal proxy and casting your ballot in person by attending the Annual Meeting. You should refer to the Company’s Proxy Statement for the names, background, qualifications and other information concerning the incumbent directors.

QUORUM; ABSTENTIONS; BROKER NON-VOTES

According to the Bylaws, the presence in person or represented by proxy of a majority of the outstanding shares of Common Stock as of the Record Date shall constitute a quorum for the transaction of business at the Annual Meeting. Shares of Common Stock represented by proxies marked “Abstain” or “Withheld” and “broker non-votes” are counted in determining whether a quorum is present for the transaction of business at the Annual Meeting. A “broker non-vote” is a proxy submitted by a broker that does not indicate a vote for some or all of the Proposals because the broker does not have discretionary voting authority on non-routine matters and has not received instructions from its client as to how to vote on a particular proposal.

33

Abstentions will have no effect on Proposal 1, and will be counted as votes against for Proposal 2, Proposal 3 and Proposal 4. Under the rules and interpretations of the New York Stock Exchange (“NYSE”), there are no “routine” proposals in a contested proxy solicitation. Because Clinton has initiated a contested proxy solicitation, there will be no “routine” matters at the Annual Meeting for any broker accounts that are provided with proxy materials by Clinton. Broker non-votes will have no effect with respect to Proposal 1, Proposal 3 and Proposal 4, and will be counted as votes against for Proposal 2.

VOTES REQUIRED FOR APPROVAL

Election of Directors ─ The affirmative vote of a plurality of the shares of Common Stock present in person or by proxy at the Annual Meeting (assuming a quorum is present) and entitled to vote is required for the election of a Nominee to the Board pursuant to Proposal 1. Abstentions and broker non-votes will have no effect on the election of directors.

Bylaw Repeal Proposal ─ The affirmative vote of the holders of not less than eighty percent (80%) of the outstanding shares of Common Stock entitled to vote at the Annual Meeting is required for the approval of the Bylaw Repeal Proposal. Abstentions and broker non-votes will have the effect of casting a negative vote on this Proposal 2.

Ratification Of Independent Registered Public Accounting Firm ─ The affirmative vote of the holders of a majority of the shares of Common Stock present in person or by proxy at the Annual Meeting (assuming a quorum is present) and entitled to vote is required for the approval of Proposal 3.  Abstentions with respect to Proposal 3 will have the effect of casting a negative vote on such Proposal. A broker non-vote will have no effect on the outcome of Proposal 3.

Advisory Vote On Executive Compensation ─ The affirmative vote of the holders of a majority of the shares of Common Stock present in person or by proxy at the Annual Meeting (assuming a quorum is present) and entitled to vote is required for the approval of Proposal 4.  Abstentions with respect to Proposal 4 will have the effect of casting a negative vote on such Proposal. A broker non-vote will have no effect on the outcome of Proposal 4.

IF YOU WISH TO VOTE FOR THE ELECTION OF THE NOMINEES AS CLASS I DIRECTORS TO THE BOARD AND FOR THE PROPOSALS (OTHER THAN PROPOSAL 4), PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED GOLD PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

APPRAISAL/DISSENTER RIGHTS

Stockholders are not entitled to appraisal or dissenters’ rights under Delaware law in connection with the Proposals or this Proxy Statement.

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SOLICITATION OF PROXIES

The solicitation of proxies pursuant to this Proxy Solicitation is being made by the Participants. Proxies may be solicited by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements.

Clinton will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders. Clinton has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares of Common Stock they hold of record. Clinton will reimburse these record holders for their reasonable out-of-pocket expenses in so doing.

The entire expense of soliciting proxies is being borne by Clinton. Costs of this proxy solicitation are currently estimated to be approximately $[ ]. Clinton estimates that through the date hereof, its expenses in connection with the Proxy Solicitation are approximately $[ ]. If successful, we may seek reimbursement of these costs from the Company. In the event that we decide to seek reimbursement of our expenses, we do not intend to submit the matter to a vote of the Company’s stockholders. The Board would be required to evaluate the requested reimbursement consistent with their fiduciary duties to the Company and its stockholders. Costs related to the solicitation of proxies include expenditures for attorneys, advisors, printing, advertising, postage and related expenses and fees.

Clinton has retained Okapi Partners LLC (“Okapi”) to provide solicitation and advisory services in connection with this Proxy Solicitation. Okapi will receive a fee not to exceed $[ ], together with reimbursement for its reasonable out-of-pocket expenses, and will be indemnified by CGI against certain liabilities and expenses, including certain liabilities under the federal securities laws.  Okapi will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders.  It is anticipated that Okapi will employ approximately [ ] persons to solicit Imation’s stockholders as part of this solicitation. Okapi does not believe that any of its directors, officers, employees, affiliates or controlling persons, if any, is a “participant” in this Proxy Solicitation.

Important Notice Regarding the Availability of this Proxy Statement

This proxy statement and all other solicitation materials in connection with this Proxy Solicitation will be available on the Internet, free of charge, at [ ].

Information Concerning Imation

Clinton has omitted from this Proxy Statement certain disclosure required by applicable law to be included in the Company’s Proxy Statement in connection with the Annual Meeting. Such disclosure includes, among other things, information regarding securities of the Company beneficially owned by the Company’s directors, nominees and management; certain stockholders’ beneficial ownership of more than 5% of the Company’s voting securities; information concerning executive compensation; and information concerning the procedures for submitting stockholder proposals and director nominations intended for consideration at the 2016 annual meeting of stockholders and for consideration for inclusion in the proxy materials for that meeting. If the Company does not distribute the Company’s Proxy Statement to stockholders at least ten days prior to the Annual Meeting, Clinton will distribute to the stockholders a supplement to this proxy statement containing such disclosures at least ten days prior to the Annual Meeting. Clinton takes no responsibility for the accuracy or completeness of information contained in the Company’s Proxy Statement. Except as otherwise noted herein, the information in this Proxy Statement concerning the Company has been taken from or is based upon documents and records on file with the SEC and other publicly available information. Although we do not have any information that would indicate that any information contained in this Proxy Statement that has been taken from such documents is inaccurate or incomplete, to date we have not had access to the books and records of the Company related to such information and statements, were not involved in the preparation of such information and statements and are not in a position to verify such information and statements.

35

Conclusion

We urge you to carefully consider the information contained in this proxy statement and then support our efforts by signing, dating and returning the enclosed GOLD proxy card today.

Thank you for your support,

Clinton Relational Opportunity Master Fund, L.P.

Clinton Relational Opportunity, LLC

Clinton Group, Inc.

GEH Capital, Inc.

George E. Hall

Joseph A. De Perio

Robert B. Fernander

Barry L. Kasoff

April [_], 2015

36

ANNEX I

TRANSACTIONS BY THE PARTICIPANTS IN THE SECURITIES OF IMATION CORP. DURING THE PAST TWO YEARS

The following tables set forth all transactions effected during the past two years by the Participants with respect to securities of the Company. The shares of Common Stock reported herein are held in either cash accounts or margin accounts in the ordinary course of business. Unless otherwise indicated, all transactions were effected on the open market.

Common Stock

CREL

Trade Date	Amount Acquired (Sold)	Trade Date	Amount Acquired (Sold)	Trade Date	Amount Acquired (Sold)
10/16/2014	9,400	12/23/2014	29,603	2/6/2015	5,000
10/22/2014	4,402	12/26/2014	11,588	2/19/2015	6,577
10/24/2014	6,952	12/29/2014	5,250	2/20/2015	1,689
11/14/2014	18,449	12/30/2014	950	2/23/2015	6,534
11/18/2014	4,888	1/2/2015	115,860	3/2/2015	4,000
11/20/2014	7,901	1/5/2015	69,500	3/3/2015	4,120
11/21/2014	8,683	1/6/2015	13,889	3/4/2015	6,058
11/26/2014	3,300	1/7/2015	10,186	3/6/2015	(136)
12/2/2014	4,500	1/15/2015	10,000	3/12/2015	13,166
12/3/2014	9,889	1/16/2015	23,039	3/18/2015	12,985
12/4/2014	5,750	1/21/2015	9,656	3/23/2015	2,000
12/5/2014	16,068	1/26/2015	17,450	3/25/2015	7,754
12/9/2014	9,750	1/27/2015	9,982	3/27/2015	20,000
12/15/2014	35,100	1/28/2015	28,820	3/30/2015	3,884
12/17/2014	15,061	1/29/2015	15,774	3/31/2015	2,000
12/18/2014	7,500	1/30/2015	10,819	4/1/2015	5,900
12/19/2014	9,054	2/4/2015	5,000	4/6/2015	12,713
12/22/2014	19,616	2/5/2015	9,120	4/8/2015	5,000

CASF

Trade Date	Amount Acquired (Sold)	Trade Date	Amount Acquired (Sold)	Trade Date	Amount Acquired (Sold)
11/21/2014	8,683	12/29/2014	5,250	3/3/2015	2,060
11/25/2014	2,150	12/30/2014	950	3/4/2015	6,059
11/26/2014	3,921	1/2/2015	94,796	3/6/2015	(132)
12/2/2014	4,500	1/6/2015	3,049	3/10/2015	10,000
12/3/2014	9,891	1/15/2015	10,000	3/24/2015	1,000
12/4/2014	5,750	1/16/2015	23,040	3/25/2015	7,430
12/5/2014	16,310	1/21/2015	7,242	3/26/2015	3,000
12/9/2014	9,750	1/26/2015	17,450	3/30/2015	3,886
12/15/2014	50,000	1/27/2015	9,982	3/31/2015	2,000
12/17/2014	20,080	1/28/2015	18,146	4/1/2015	5,800
12/18/2014	7,500	2/10/2015	41,200	4/2/2015	10,000
12/19/2014	9,120	2/19/2015	3,650	4/6/2015	12,712
12/22/2014	20,110	2/20/2015	1,268	4/7/2015	5,000
12/23/2014	28,985	2/23/2015	6,007	4/8/2015	5,000
12/26/2014	11,589	3/2/2015	3,000

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WKCAX

Trade Date	Amount Acquired (Sold)	Trade Date	Amount Acquired (Sold)	Trade Date	Amount Acquired (Sold)
11/21/2014	8,947	12/24/2014	8,833	3/2/2015	3,000
11/25/2014	2,150	12/29/2014	5,900	3/3/2015	4,120
11/26/2014	3,821	1/7/2015	3,395	3/5/2015	(4,500)
12/3/2014	8,566	1/8/2015	5,000	3/6/2015	(132)
12/5/2014	10,792	1/14/2015	10,000	3/9/2015	(400)
12/9/2014	(3,000)	1/15/2015	5,000	3/11/2015	(294)
12/10/2014	20,000	1/21/2015	7,242	3/12/2015	(200)
12/12/2014	19,100	2/4/2015	(2,000)	3/16/2015	(100)
12/15/2014	40,100	2/9/2015	(1,800)	3/17/2015	(600)
12/16/2014	18,133	2/13/2015	11,862	3/18/2015	10,984
12/17/2014	5,019	2/17/2015	10,509	3/25/2015	7,254
12/19/2014	9,264	2/18/2015	22,595	3/30/2015	4,032
12/22/2014	19,717	2/19/2015	4,789	3/31/2015	(1,100)
12/23/2014	15,000	2/20/2015	1,266	4/1/2015	3,300

GEHC

Trade Date	Amount Acquired (Sold)
3/10/2015	6,537
3/17/2015	20,100
3/18/2015	15,000
3/26/2015	9,866
3/27/2015	20,000

38

[FORM OF PROXY CARD]

PRELIMINARY COPY – SUBJECT TO COMPLETION

DATED APRIL [●], 2015

PROXY OF STOCKHOLDERS OF IMATION CORP. (THE “COMPANY”) IN CONNECTION WITH THE COMPANY’S 2015 ANNUAL MEETING OF STOCKHOLDERS:

THIS PROXY SOLICITATION IS BEING MADE BY CLINTON RELATIONAL OPPORTUNITY MASTER FUND, L.P., CLINTON RELATIONAL OPPORTUNITY, LLC, CLINTON GROUP, INC., GEH CAPITAL, INC., MR. GEORGE E. HALL (COLLECTIVELY, “CLINTON”) TOGETHER WITH JOSEPH A. DE PERIO, ROBERT B. FERNANDER AND BARRY L. KASOFF (COLLECTIVELY, THE “NOMINEES”).

THIS SOLICITATION IS BEING MADE BY CLINTON AND THE NOMINEES, NOT ON BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY (THE “BOARD”)

The undersigned appoints [ ] and [ ], and each of them, attorneys and agents with full power of substitution to vote all shares of common stock, par value $0.01 per share (the “Common Stock”), of the Company, which the undersigned would be entitled to vote if personally present at the Annual Meeting of Stockholders of the Company scheduled to be held at the Lake Elmo Inn Event Center, 3712 Layton Ave N., Lake Elmo, MN 55042, on Wednesday, May 20, 2015 at 1:00 p.m., Central Time, (including at any adjournments or postponements thereof and at any meeting called in lieu thereof, the “Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of Common Stock held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. If properly executed, this proxy will be voted as directed on the reverse and in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the Annual Meeting that are unknown to Clinton a reasonable time before this solicitation.

IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED “FOR ALL NOMINEES” PURSUANT TO PROPOSAL 1, “FOR” PROPOSAL 2, “FOR” PROPOSAL 3, AND “AGAINST” PROPOSAL 4.

This proxy will be valid until the sooner of one year from the date indicated on the reverse side and the completion of the Annual Meeting.

1.	The election of Joseph A. De Perio, Robert B. Fernander and Barry L. Kasoff to serve as Class I directors on the Board.

[ ]	[ ]	[ ]
For All Nominees	Withhold Authority to Vote for all Nominees	For all Nominees Except

NSTRUCTIONS: IF YOU DO NOT WISH YOUR SHARES OF COMMON STOCK TO BE VOTED “FOR” A PARTICULAR NOMINEE, MARK THE “FOR ALL NOMINEES EXCEPT” BOX AND WRITE THE NAME(S) OF THE NOMINEE(S) YOU DO NOT SUPPORT ON THE LINE BELOW. YOUR SHARES OF COMMON STOCK WILL BE VOTED FOR THE REMAINING NOMINEE(S).

 _______________________________________________________________________________________

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2.	To adopt a resolution that would repeal any provision of the Bylaws of the Company, as amended as of November 7, 2013 (the “Bylaws”), in effect at the time of the Annual Meeting that was not included in the Bylaws publicly filed with the Securities and Exchange Commission (the “SEC”) on November 8, 2013 and is inconsistent with or disadvantageous to the election of the Nominees (as defined above) or the presentation of the Proposals at the Annual Meeting (the “Bylaw Repeal Proposal”).

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FOR	AGAINST	ABSTAIN

3.	To ratify the appointment of PwC as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2015.

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FOR	AGAINST	ABSTAIN

4.	To approve, on an advisory basis, the compensation of the Company’s named executive officers.

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FOR	AGAINST	ABSTAIN

IN ORDER FOR YOUR PROXY TO BE VALID, IT MUST BE DATED.

Date:	2015

Signature

Signature (if held jointly)

Title(s):

Please sign exactly as name appears on stock certificates or on label affixed hereto. When shares of Common Stock are held by joint tenants, both should sign. In case of joint owners, EACH joint owner should sign. When signing as attorney, executor, administrator, trustee, guardian, corporate officer, etc., give full title as such.

PLEASE SIGN, DATE AND MAIL YOUR PROXY PROMPTLY IN THE POSTAGE-PAID ENVELOPE ENCLOSED.

IMPORTANT

Tell your Board what you think! Your vote is important. No matter how many shares of Common Stock you own, please give Clinton your proxy FOR the election of the Nominees as Class I directors by taking three steps:

●	SIGNING the enclosed GOLD proxy card,
●	DATING the enclosed GOLD proxy card, and
●	MAILING the enclosed GOLD proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

If any of your shares of Common Stock are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such shares of Common Stock and only upon receipt of your specific instructions. Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed GOLD voting form.

If you have any questions or require any additional information concerning this Proxy Statement, please contact Okapi Partners at the address set forth below.